                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16


                     of the Securities Exchange Act of 1934


                          For the Month of March, 2004


                        ELRON ELECTRONIC INDUSTRIES LTD.
                 (Translation of Registrant's Name into English)


        3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv o ISRAEL

                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X.... Form 40-F.........

                  Registrant's press release dated March 10, 2004.

         SIGNATURE


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           ELRON ELECTRONIC INDUSTRIES LTD.
                                           (Registrant)


                                           By:  /s/ Doron Birger
                                                ----------------
                                                    Doron Birger



Dated:  March 11, 2004

                             -FOR IMMEDIATE RELEASE-
       ELRON ELECTRONIC INDUSTRIES ANNOUNCES NET INCOME OF $3.1 MILLION IN
      THE FOURTH QUARTER OF 2003 AND A SUBSTANTIAL DECREASE IN THE NET LOSS
        FOR THE FULL YEAR 2003 TO $7.2 MILLION FROM $41.6 MILLION IN 2002

Tel Aviv, Israel, March 10, 2004 - Elron Electronic Industries Ltd. (Nasdaq:
ELRN) today reported a net income of $3.1 million, or $0.11 per share, for the fourth quarter of 2003 compared to a net loss of $8.2 million, or $0.28 per share, in the fourth quarter of 2002.

The net loss in 2003 decreased significantly to $7.2 million, or $0.25 per share, compared with a net loss of $41.6 million, or $1.58 per share, in 2002.

The net income reported by Elron in the fourth quarter of 2003 was mainly due to the following:

(i) A decrease, net, of $7.6 million in losses Elron recorded in the fourth quarter of 2003 with respect to its group companies as compared to the fourth quarter of 2002, which reflects the improvements in the results of operation of most of Elron's group companies; and

(ii) A gain of approximately $5.7 million (in addition to $1.6 million recorded in the third quarter of 2003) resulting from the sale of substantially all of Elron Software's assets and business to Zix Corporation (Nasdaq: ZIXI) ("Zix") and the subsequent sale of a portion of Zix shares received in consideration for Elron Software assets.

The significant decrease in Elron's net losses in 2003 as compared to 2002 was mainly due to approximately $19.7 million decrease, net, in losses Elron recorded with respect to its group companies as well as from the following transactions which Elron and its subsidiaries completed during 2003:

(i) An aggregate gain, net of tax, of approximately $7.3 million resulting from the sale of substantially all of Elron Software's assets and business to Zix and the subsequent sale of a portion of Zix shares.

(ii) a gain, net after tax, of approximately $7.1 million, resulting from the sale of approximately 6.3 million shares of Partner Communications in consideration for $29.3 million; and

(iii) a gain, net of minority interest and income tax, of approximately $4.4 million, resulting from the merger of the urology therapy units of Galil Medical and Amersham.

Liquidity and Shareholders Equity

As of December 31, 2003, Elron's cash, debentures and deposits (including short and long-term) increased to approximately $107.3 million compared with $94.1 million at December 31, 2002, mainly as a result of the sale of Partner Communications shares. Bank loans of majority owned subsidiaries amounted to $67.5 million ($69.7 million at December 31, 2002), substantially all of which are guaranteed by Elron.

During 2003, Elron invested approximately $25.9 million, mainly in its group companies. Shareholders' equity at December 31, 2003, was $296.1 million, which represents 66% of Elron's total assets.

"In 2003, we began to reap the fruits of our ongoing efforts and investments in our group companies", said Doron Birger, Elron's President and CEO.

"The growth of Given Imaging, the completion of substantial financings for Oren and Wavion and the merger of the urology therapy units of Galil Medical and Amersham to create Oncura, resulted in a significant growth of value for our shareholders".

"With the right combination of a strong group of promising public and private companies, a positive outlook of recovery in the technology sector, and substantial resources, we begin 2004 with an optimistic outlook to continue to build value in our group companies and invest in new attractive opportunities offered by the Israeli high-tech market, in order to continue to increase value for our shareholders".

Investors may access Elron's financial report as of and for the year ended December 31, 2003 and a detailed management report on the company's web site: www.elron.com

Conference call details:

Tomorrow, Thursday, March 11, 2004 10:30 a.m. (EST); 5:30 p.m. (Israel) US Dial-in Number: 1-866-500-4964 or 1-866-500-4953
UK Dial-in Number: 0-800-917-4256
ISRAEL Dial-in Number: 03-925-5910
INTERNATIONAL Dial-in Number:  +972 3 925 5910

At:
10:30 am Eastern Standard Time
7:30 am Pacific Standard Time
3:30 pm Greenwich Mean Time
5:30 pm Israel Time

For your convenience, a replay of the call will be available starting two hour after the call ends until Monday, March 15, 12:30 am ET. To access the replay please dial:
1-888-269-0005 (US), 972-3-925-5948 (Israel) and 0-800-169-8104 (UK).

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, medical devices, semiconductors and advanced materials. For further information, visit http://www.elron.com

Contact:
Tal Raz
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

Tables to follow

          [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                           CONSOLIDATED BALANCE SHEETS
                          In thousands of U.S. Dollars

                                                                       December 31,
                                                                 ------------------------
                                                                    2003         2002
                                                                 (Audited)     (Audited)
                                                                 ---------    -----------
ASSETS
   Total current assets                                           $130,067    $    87,044
                                                                  --------    -----------
   Long-term assets:
      Investments in affiliated companies                          156,819     (*)132,204
      Investments in other companies and long-term receivables     128,799      (*)89,134
      Debentures and bank deposits                                     700         28,928
      Deferred taxes                                                 1,871          2,990
      Severance pay deposits                                         2,144          2,262
                                                                  --------    -----------
   Total long-term assets                                          290,333        255,518
                                                                  --------    -----------

   Property and equipment, net                                       8,317         11,576
                                                                  --------    -----------

   Intangible assets                                                21,987         40,115
                                                                  --------    -----------

   Total assets                                                   $450,704    $   394,253
                                                                  ========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
      Total current liabilities                                   $ 73,035    $    55,253
                                                                  --------    -----------

   Long-term liabilities:
      Long-term loans from banks and others                         17,221         49,389
      Accrued severance pay and retirement obligations               2,850          2,921
      Deferred taxes                                                40,684         23,650
      Other                                                            103            414
                                                                  --------    -----------
      Total long-term liabilities                                   60,858         76,374
                                                                  --------    -----------

   Minority interest                                                20,681          3,185
                                                                  --------    -----------

   Total shareholders' equity                                      296,13      (*)259,441
                                                                  --------    -----------

      Total liabilities and shareholders' equity                  $450,704    $   394,253
                                                                  ========    ===========

(*) Restated - as a result of the increase in the ownership interest in Oren Semiconductors ("Oren") and in accordance with APB 18, Elron's interest in Oren is accounted for retroactively under the equity method of accounting ("step-by step acquisition").

          [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                      CONSOLIDATED STATEMENTS OF OPERATIONS
          In thousands of U.S. Dollars, except share and per share data

                                                         For the three months ended    For the Year ended
                                                                 December 31               December 31
                                                         --------------------------   --------------------
                                                              2003      * 2002          2003      * 2002
                                                             -------   --------       --------   ---------
                                                                 (Unaudited)                (Audited)
                                                             ------------------       --------------------
INCOME
Net revenues                                                 $ 3,992   $  4,302       $ 16,547   $  15,179
Equity in losses of affiliated companies                        (647)   *(3,356)        (8,698)   *(24,189)
Gain from disposal of businesses and affiliated
   companies and changes in holdings in affiliated
   companies, net                                                109      1,629         25,754       6,888
Other income (expenses), net                                   4,952     (1,062)        14,665        (743)

                                                             -------   --------       --------   ---------
                                                               8,406      1,513         48,268      (2,865)
                                                             -------   --------       --------   ---------

COSTS AND EXPENSES                                             7,648     11,229         37,497      33,076
                                                             -------   --------       --------   ---------

Income (loss) before taxes on income                             758    *(9,716)        10,771    *(35,941)
Tax benefit (taxes on income)                                 (1,099)     1,283         (6,834)      2,862
                                                             -------   --------       --------   ---------
Income (loss) from continuing operations after taxes
   on income                                                    (341)   *(8,433)         3,937    *(33,079)
Minority interest in losses (income) of subsidiaries           1,008      2,518        (10,907)      2,823
                                                             -------   --------       --------   ---------
Income (loss) from continuing operations                         667    *(5,915)        (6,970)   *(30,256)
Gain (loss) from discontinued operations                       2,447     (2,262)          (235)    (11,323)
                                                             -------   --------       --------   ---------

Net income (loss)                                            $ 3,114   $*(8,177)      $ (7,205)  $(*41,579)
                                                             =======   ========       ========   =========

Basic and diluted income (loss) per share                    $  0.11   $ *(0.28)      $  (0.25)  $  *(1.58)
                                                             =======   ========       ========   =========

(*) Restated - as a result of the increase in the ownership interest in Oren Semiconductors ("Oren") and in accordance with APB 18, Elron's interest in Oren is accounted for retroactively under the equity method of accounting ("step-by step acquisition").

MANAGEMENT REPORT FOR 2003

The following management report should be read in conjunction with our consolidated financial statements as of and for the year ended December 31, 2003 and the notes thereto. This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in our filings with the U.S. Securities and Exchange Commission from time to time.

OVERVIEW

We are a multi-national high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of advanced defense electronics, communications and semiconductors. In recent years we have pursued a strategy of focusing our holdings also on medical devices, software products and services and advanced materials and increasing our direct involvement in these areas. Most of our group companies were established together with entrepreneurs or started as activities within Elron and were subsequently spun-off. . In addition, some of our group companies grew out of our subsidiary, RDC Rafael Development Corporation Ltd. ("RDC"), a joint venture with Rafael Armament Development Ltd. ("Rafael"), the largest research and development organization of Israel's Ministry of Defense. RDC was established for the purposes of exploiting Rafael's technology in non-military markets. Our group companies include both publicly traded and privately held companies.

Technology industries are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which requires investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon their technological quality, prices and nature of their products in comparison to their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs as well as their ability to raise financing and the condition of the capital markets.

Our activities range from complete operational control over the business to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, minority holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies' performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, budgetary control, legal support, market analysis, risk management, identifying joint venture opportunities, introductions to potential customers and investors, business plan preparation, strategic planning and research and development guidance.

We expect to continue to build and realize value for our shareholders from our group companies through the sale of a portion or all of our holdings in, or the issuance of shares by any of our group companies to third parties, while simultaneously pursuing the acquisition of, or investment in, new and existing companies. We believe that this strategy provides the ability to increase shareholder value as well as capital to support the growth of our group companies.

Our net income (or loss) in any given period is due, in the most part, to the results of operations of our group companies (which are accounted by us under the consolidation or equity method of accounting) and dispositions and changes in our holdings of group companies. As most of our group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, we have experienced, and expect to continue to experience, losses in respect of these companies. Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies and the realization of certain holdings. The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic market conditions as well as by factors specifically related to the technology markets, which also affect the ability of our group companies to raise financing and our ability to dispose of holdings and realize gains from our investments.

TREND INFORMATION

The downturn in the world economy and, in particular, in the technology sector during the last three years affected our and our group companies' results of operations and their ability to raise additional financing from other sources and led us to re-examine our group company structure at all levels. As a result, our main focus was on the following: (i) supporting the financing needs of our existing companies while investing to a lesser extent in new companies; (ii) adjusting group companies operations and minimizing their cash burn-rate without adversely affecting their core activities and potential growth; (iii) divesting from other companies in our group not operating in our main areas of involvement; and (iv) merging Elbit Ltd. ("Elbit") and DEP Technology Holdings Ltd. ("DEP") into Elron in order to create a more simplified and efficient organizational structure as well as to reduce operational and management costs. Market conditions also affected our ability to successfully "exit" some of our group companies and record capital gains at the same level that we experienced in the years prior to the downturn.

In the second half of 2003, there were initial indications of recovery in the technology sector and capital markets. This trend was reflected in the improvement in the results of operations of most of our group companies as well as the raising of funds from new strategic investors in private placements completed by some of our group companies, namely Wavion and Oren Semiconductor in the second half of 2003 and Chip Express in the beginning of 2004. In addition, we recorded gains as a result of the merger of the urology therapy units of our subsidiary Galil Medical Ltd. ("Galil Medical") with the brachytherapy business of Amersham plc ("Amersham"), the sale of assets and business of our subsidiary Elron Software Inc. ("ESI") to Zix Corporation ("Zix") and from the sale of a portion of our shares in Partner Communications Company Ltd. ("Partner").

We believe, based on published analyst and research group reports, that the recovery trend of the technology sector will continue in 2004 and we anticipate this to have a positive effect on our group companies. We also anticipate increasing our investments in new companies in our main areas of operation.

MAJOR DEVELOPMENTS IN OUR SUBSIDIARIES

Galil Medical and Amersham merge urology therapy units. On July 1, 2003, the merger between the urology business of our subsidiary, Galil Medical, and the brachytherapy business of Amersham (LSE, NYSE, OSE: AHM) was completed. According to the merger agreement, a new company, Oncura, Inc., was incorporated. Oncura has a global presence in minimally invasive treatments of prostate cancer. Oncura provides minimally invasive treatment options for prostate cancer using brachytherapy (radio-active seeds) and cryotherapy (hyper-cooling) technologies. Galil Medical has developed innovative cryotherapy, a minimally invasive advanced hyper-cooling technology that allows extremely fast, high-resolution and controlled destruction of cancerous tissue. Cryotherapy is a new technology, used to treat advanced stages of prostate cancer or recurrent disease. It complements the brachytherapy in which Amersham is a market leader. Both minimally invasive techniques offer physicians and patients alternatives to prostatectomy surgery. At the closing, Amersham and Galil Medical each contributed the related operations and assets necessary for Oncura to conduct the brachytherapy business and the cryotherapy business, respectively, in the urology field, and in exchange for such assets, Amersham received 78% and Galil Medical received 22%, of the outstanding shares of Oncura. In addition, at the closing, Galil Medical purchased 3% of Oncura from Amersham in consideration for $4.5 million in cash, of which $3.0 million was paid as of December 31, 2003, and the balance is due in June 2004, resulting in Galil Medical's aggregate ownership interest of 25% of Oncura. Until the payment of the balance, 4% of Oncura shares held by Galil Medical, are pledged in favor of Amersham. As a result of the transaction, a gain in the amount of $21.2 million was recorded in 2003. Our share in this gain (net of minority interest and income taxes) amounted to $4.4 million. The investment in Oncura is accounted for under the equity method of accounting. (See also "Critical Accounting Policies").

Galil Medical and Amersham each entered, separately, into supply and research and development ("R&D") service agreements pursuant to which Galil Medical and Amersham provide Oncura with certain exclusive supply, manufacturing and R&D services, upon a cost plus basis, according to the terms and conditions stipulated in the relevant agreements. Galil Medical plans to continue developing its cryotherapy technology for applications in other health care fields.

Sale of substantially all of Elron SW (formerly: Elron Software) assets and business. On September 2, 2003, our subsidiary, ESI, sold substantially all of its assets and business to Zix Corporation (Nasdaq: ZIXI) ("Zix"), a global provider of e-messaging protection and transaction services, in consideration for 1,709,402 shares of Zix's common stock, with a market value of approximately $6.0 million and a 5.75% convertible note of $1.0 million. In addition, Zix assumed certain liabilities of ESI in the net amount of approximately $1.0 million. As part of the transaction, ESI changed its name to Elron SW Inc. ("ESW").

The transaction resulted in a gain of approximately $4.1 million, of which approximately $2.5 million represents the elimination of the liability to minority shareholders previously recorded by us in respect of ESW's employee stock options, due to the expiration of those options.

According to SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", since the operations and cash flows of the business sold have been eliminated from the operations of ESW and ESW will no longer have continuing involvement in the operations of the business after its sale, the 2003 results of operations of the business and the gain on the sale have been classified as discontinued operations in the statement of operations and prior periods results have been reclassified accordingly.

During the fourth quarter of 2003 we sold 1,117,155 Zix shares, including 262,454 shares resulting from the conversion of the convertible note, for approximately $9.0 million and recorded a gain, after tax, of approximately $3.2 million. As of December 31, 2003, the remaining common shares held by us constitute approximately 3% of the outstanding share capital of Zix and are accounted for as available for sale securities in accordance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities". These remaining shares are subject to a lock-up agreement with Zix and may be sold ratably on a monthly basis until September 2004.

Subsequent to December 31, 2003 and through March 9, 2004 we sold additional 271,812 shares for approximately $3.2 million, resulting in a gain, after tax, of approximately $1.5 million, which will be recorded in the first quarter of 2004.

Sale of MediaGate assets and business. On December 16, 2003, MediaGate signed an agreement with Telrad Networks Ltd. ("Telrad"), for the sale of its technology and related intellectual property assets. Telrad is an Israeli corporation providing telecommunications solutions in a wide range of areas to many countries in Latin America, Africa, Eastern Europe and Asia Pacific. The closing of the transaction occurred on January 28, 2004. According to the agreement, the consideration for the technology is in the form of future royalties, up to a maximum of $5 million, to be paid on future sales through December 31, 2009, of products that are based on MediaGate's technology. The royalties range from 5% of sales in 2004 and increase gradually up to 15% of sales in 2009.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Our significant accounting policies are more fully described in Note 2 to the notes to our consolidated financial statements. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

     o    Principles of accounting for holdings in group companies

     o    Business combinations

     o    Impairment of goodwill and other intangible assets

     o Other-than-temporary decline in value of investments in group companies

     o    Revenue recognition

     o    Accounting for income taxes

     o    Non-Monetary transactions

Principles of Accounting for Holdings in Group Companies

The various holdings that we have in our group companies are accounted for under several methods, based on our level of ownership in our group companies, as described below.

Consolidation. Companies over which we have control are accounted for under the consolidation method of accounting. Control is usually assumed when we own and/or our subsidiary owns more than 50% of the outstanding voting securities of a company, however, whether or not we control a group company also depends on an evaluation of several factors, including, among others, our representation on the board of directors, the level of financing provided by us to the group company and any minority rights. Under the consolidation method, a company's assets and liabilities are included within our consolidated balance sheet and its income and expense items are included within our consolidated statements of operations. The share of other shareholders in the net assets and in the net income or losses of a consolidated company is reflected in minority interest in our consolidated balance sheet and in our consolidated statements of operations, respectively. The minority interest amount adjusts our consolidated net income
(loss) to reflect only our share in the earnings or losses of any consolidated company. Financial Accounting Standards Board ("FASB") Interpretation No. 46 ("FIN 46" or the "Interpretation") (as revised in December 2003), "Consolidation of Variable

Interest Entities, an interpretation of Accounting Research Bulletin No. 51", which is further discussed below, provides additional conditions under which a company is required to consolidate another entity.

Equity Method. Group companies which we do not control, but over whom we exercise significant influence, are accounted for under the equity method of accounting. Significant influence is usually assumed when we hold 20% or more of a group company's voting securities, however, whether or not we exercise significant influence with respect to a group company also depends on an evaluation of several factors, including, among others, our representation on the board of directors, agreements with other shareholders, our participation in policy making processes, the existence of material intercompany transactions and technological dependency, the extent of ownership by an investor in relation to the concentration of other shareholdings, and other factors which may require management to make certain judgmental decisions regarding significant influence. We also account for our interests in private equity funds under the equity method of accounting, based on our holding percentage. Under the equity method of accounting, a group company's assets and liabilities are not included within our consolidated balance sheet and their results of operations are not reflected within our consolidated statements of operations; however, our share in the net income or losses of the group company is reflected as an equity income (loss) in our consolidated statements of operations. The share of income or losses is generally based upon our ownership level of the outstanding share capital of the group company. Notwithstanding the above, in circumstances where our ownership in an investee is in the form of a preferred security or other senior security, we recognize equity method losses based on our ownership level in the particular investee security or loan held by us to which the equity method losses are being applied.

Other Methods. Other companies that we do not account for under either the consolidation or the equity method of accounting are generally accounted for under three different methods:

     o Non-marketable securities are presented at cost. Under this method, our share in the income or losses of these entities is not included in our consolidated statements of operations.

     o Marketable securities, which are classified as trading securities, are presented at fair market value and the changes in the market value are reflected in our results of operations during each reporting period.

     o Marketable securities which are classified as available-for-sale are presented at fair market value and the effect of any unrealized change in market value is reflected in other comprehensive income (loss). When realized, realized gain or loss is included in our results of operations.

Notwithstanding the above, FIN 46 provides additional criteria for consolidation of entities and a new framework for identifying variable interest entities
(VIEs) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb the losses or the right to receive returns generated by its operations. However, the Interpretation provides several exceptions to its scope, such as that an entity that is deemed to be a business (as defined in the Interpretation) need not to be evaluated to determine if it is a VIE unless one of the conditions specified in the Interpretation exists.

The Interpretation requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses) or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on a majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest. Presently, entities are generally consolidated by an enterprise that has a controlling financial interest through ownership of a majority voting interest in the entity.

The provisions of this interpretation are to be applied as of March 31, 2004. As an operational holding company, we have investments in and loans to various companies that are engaged primarily in the fields of high technology. Some of these companies are in their early stages of development and will require substantial external investments until they can finance their activities without additional support from other parties. These companies are currently primarily funded with financing from venture capital funds, other holding companies and private investors. As described above, we are currently accounting for the investments in these companies either by the consolidation or equity method. We are currently evaluating the effects of this interpretation in respect of our holdings in our group companies. It is possible that some of our investees may be considered VIEs in accordance with the interpretation. Accordingly, if it is determined that we are the primary beneficiary of a VIE, we will be required to consolidate the financial statements of such a VIE with our own financial statements as of March 31, 2004. Our maximum exposure to loss to date with respect of these companies does not exceed the carrying value of our investment in any of these companies.

Business combinations

According to SFAS 141, "Business Combination", commencing on July 1, 2001, all business combinations are accounted for using the purchase method of accounting. Under the purchase method, the total purchase price is allocated to the acquired company's assets and liabilities, based on their estimated fair values, and the remainder, if any, is attributed to goodwill.

The aggregate purchase price of approximately $74.0 million resulting from the merger with Elbit, that took place in 2002, has been allocated to Elbit's assets based on their estimated fair value according to an analysis made by an independent appraiser. Of the total purchase price, $55.0 million has been allocated to Elbit's identifiable net assets and the remaining $19.0 million has been allocated to goodwill. The goodwill recorded reflects the anticipated synergies resulted from the combined entity, including anticipated reductions in operational and management costs, the creation of an enhanced platform, a more simplified and efficient organizational structure and greater resources and scope of operations, which will benefit the group companies. Subsequently to the acquisition date and through December 31, 2003, Goodwill was reduced by $14.3 million, as a result of the reversal of a valuation allowance recorded at the acquisition date in respect of Elbit's carryforward losses that had accumulated through that date.

The aggregate purchase price of approximately $29.5 million resulting from the share purchase of DEP's shares, that took place in 2002, has been allocated to the assets and liabilities of DEP and its subsidiary, RDC, the majority of which has been allocated to investments accounted for under the equity method. The allocation to DEP's assets was based on an analysis made by an independent appraiser. Aggregate amounts of $16.5 million and $6.5 million were allocated to identifiable net intangible assets and goodwill of the equity investments, respectively. The amortization of the identifiable intangible assets is included as part of our share in the net losses of equity investments.

Estimating the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. As mentioned above, we obtained appraisals from an independent appraiser in order to assist us in this process. While there were a number of different methods used in estimating the value of intangibles acquired, the primary method used was the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including timing, a discount rate reflecting the risk inherent in the future cash flows and terminal growth rate. Another area which required judgment which can impact our result of operations was estimating the expected useful lives of the intangible assets. To the extent intangible assets are ascribed with longer useful lives, there may be less amortization recorded in any given period. As we and our group companies operate in industries which are rapidly evolving and extremely competitive, the value of the intangible assets, including goodwill, their respective useful lives and the investments in companies is exposed to future adverse changes which can result in a charge to our results of operation. In 2002 and 2003, we recorded impairment losses in respect of certain investments, to which we allocated a portion of the purchase price at the time of the aforementioned acquisitions, in the amount of $4.5 million and $2.5 million (See also "Critical Accounting Policies", "Other-Than-Temporary Decline in Investments in Group Companies").

Impairment of Goodwill and Other Intangible Assets

In accordance with SFAS 142, "Goodwill and Other Intangible Assets", commencing on January 1, 2002, goodwill is no longer being amortized. In lieu of amortization, an annual impairment review of the goodwill is required at the level of each reporting unit. SFAS 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment while the second phase (if necessary) measures the impairment. We performed the first phase impairment analysis and found no instances of impairment of our recorded goodwill. Accordingly the second phase was not necessary during 2003. The first phase impairment analysis is performed by estimating the fair value of each reporting unit and comparing it to its reported carrying amount. Determining fair value under the first phase involves the use of significant estimates and assumptions. These estimates and assumptions could have an impact on whether or not an impairment charge is recognized. To determine fair value, we have used a number of valuation methods including quoted market prices, discounted cash flows and revenue multiples. In certain cases we obtained an opinion from an independent appraiser. As mentioned above, these approaches use estimates and assumptions including projected future cash flows, discount rate and perpetual growth rate. As we operate in industries which are rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that future goodwill impairment tests will not result in a charge to our results of operation. At December 31, 2003, goodwill amounted to approximately $12.0 million.

Other intangible assets with definite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with the guaidance of SFAS 144 "Accounting For The Impairment Or Disposal Of Long-Lived Assets". Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. In the evaluation of impairment, we use significant estimates and assumptions such as projected future cash flows which are subject to high degree of judgment. As of December 31, 2003 we found no instances of impairment of other intangible assets. As we operate in industries which are rapidly evolving and extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in impairment charge to our results of operation. At December 31, 2003, consolidated intangible assets, other than goodwill, amounted to approximately $10.0 million.

Other-Than-Temporary Decline in value of Investments in Group Companies

At the end of each reported period, we must evaluate whether an other-than-temporary decline in value of an investment in a group company has been sustained. This evaluation is judgmental in nature. If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value by a charge to our results of operations.

A valuation of fair value is dependent upon specific facts and circumstances. Factors that are considered by us in this determination include financial information (including, among others, budgets, business plans and financial statements) and the value at which independent third parties have invested or have committed to invest and independent appraisals, if available. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults, and subsequent rounds of financing at an amount below the cost basis of the investment. This list is not all inclusive and we weigh all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. As we operate in industries which are rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that an additional write-down or write-off of the carrying value will not be required in the future. In 2002 and 2003 we recorded write-downs in the amounts of $4.5 million and $4.2 million, respectively, with respect to certain group companies, mainly Cellenium and Textology.

Revenue Recognition

Our revenues are derived from our consolidated subsidiaries. Revenues from sales of products and services are recognized after all of the following occurs: the product is delivered, collection is probable, fees are fixed or determinable, vendor-specific objective evidence exists to allocate the total fee to elements of an arrangement and persuasive evidence of an arrangement exists. The determination whether collection is probable is judgmental in nature and based on a variety of factors, including the payment and other terms of the individual customer contract, credit history of the customer, prior dealings with specific customers, and certain other factors. Maintenance revenue is recognized on a straight-line over the term of the contract period. Reserves for estimated returns and allowances are provided at the time revenue is recognized when a right of return exists. Such reserves are recorded based upon historical rates of returns and other factors.

Income and profit derived from projects related to software development are recognized upon the percentage of completion method, based on the ratio of hours performed to date to estimated total hours at completion. Estimated gross profit or loss may change due to changes in estimates resulting from differences between actual performance and original forecasts. Estimates are reviewed periodically, and the effect of any change in the estimated gross profit for a project is recorded in results of operations in the period in which the change becomes known on a cumulative catch-up basis. Anticipated losses on projects are charged to earnings when identified. A number of internal and external factors affect our subsidiaries cost estimates, including labor rates, revised estimates of uncompleted work, efficiency variances, customer's specifications and testing requirements changes. If any of these factors were to change, or if different assumptions are used, our results of operations may be affected. In addition estimates are made as to the total hours at completion. The number of hours may change due to the actual progress on the project. Change in estimates regarding the percentage of completion may affect the results of operations.

Accounting for Income Taxes

At the end of each reported period, we are required to estimate our income taxes. This process requires us to estimate our actual current tax liabilities and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be realized through future taxable income and, to the extent we believe that realization is not likely, we must establish a valuation allowance. Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Our judgment as to the probability to realize our net deferred tax assets is largely based upon interpretations of certain tax laws and estimates and assumptions with respect to our ability to realize investments in our group companies. Our ability to realize investments is mainly dependent upon factors such as the condition of the securities markets and other general economic conditions. As the securities markets for our group companies are highly volatile, changes in our assumptions and estimates may require us to increase the valuation allowance and therefore we may be required to include an expense within the tax provision in our statement of operations.

In 2002 and 2003, we recorded a deferred tax asset in the amount $10.0 million and $12.7 million, respectively, mainly by reducing our previous valuation allowance in respect of losses incurred in prior periods. As mentioned above (see "Business combinations"), the majority of the reduction in the valuation allowance was recorded as a reduction of goodwill since the deferred tax assets related to carryforward losses in Elbit and RDC incurred in periods prior to the acquisition of these companies. During 2003, we recorded tax expenses by realizing our deferred taxes mainly due to the sale of shares of Partner, Given Imaging, Zix and 24/7 Real Media. As of December 31, 2003, deferred tax assets with respect to carryforward losses that are more likely than not to be realized in future years amounted to approximately $8.9 million. Deferred tax liabilities amounted, as of December 31, 2003, to $47.7 million, mainly with respect to investment in available-for-sale securities, primarily Partner.

Non-Monetary Transactions

The basic principle in APB 29 "Accounting for Non-monetary Transactions" is that the accounting for non-monetary transactions should be based on the fair values of the assets exchanged. The cost of a non-monetary asset acquired in exchange for another non-monetary asset is the fair value of the asset received or the fair value of the asset surrendered to obtain it (if more clearly evident than the asset received).However, in an exchange of similar productive assets, since the culmination of an earning process has not occurred, the exchange should not be recorded at fair value and the asset received should be recorded at the recorded amount of the assets given up. According to EITF 01-2, "Interpretations of APB Opinion No. 29", transactions by SEC registrants that involve the exchange of a business for any non-monetary asset, including an equity method investment that is not an interest in a joint venture, are not exchanges of productive assets and must be accounted for at fair value unless fair value is not determinable within reasonable limits. In determining whether the asset given up constitutes a business, the guidance in EITF 98-3, "Determining whether a non-monetary transaction involved receipt of productive assets or of a business" should be followed.

Determining whether the assets transferred constitute a business requires significant judgment and is dependent on the particular facts and circumstances, mainly regarding the determination of the degree of difficulty or level of investment necessary to obtain access or to acquire missing elements in the set of assets transferred. In addition, determining the fair value of the transaction is judgmental in nature and often involves the use of significant estimates and assumptions. In determining the fair value of the business transferred by Galil Medical to Oncura, Oncura obtained appraisals from an independent appraiser in order to assist in the valuation of its assets. The method applied in the valuation study was discounted cash flow, which includes significant estimates and assumptions. As Oncura operates in an industry which is rapidly evolving and extremely competitive, its value, as well as the value of its intangible assets, including goodwill, can be exposed to future adverse changes which can result in a charge to its, and in turn, to our results of operations. In determining the fair value of the business sold by ESW, we valued the consideration received in the form of Zix common stock at $5.4 million, a discount from market value of approximately 10% due to the restrictions on their sale. Such valuation is judgmental in nature and involved the use of estimates and assumptions.

BASIS OF PRESENTATION

As a result of the merger with Elbit and the share purchase of DEP which were completed in May 2002, Elbit and DEP became wholly owned subsidiaries, and accordingly, their results of operations are consolidated within our results of operations subsequent to the acquisition date. In addition, in the second half of 2002, we acquired a controlling interest in both Galil Medical and MediaGate, following which their results of operations are consolidated within our results of operations subsequent to the acquisition date.

As a result of the purchase of DEP in 2002, our interest in Given Imaging, Galil Medical, Witcom and 3DV Systems, in which we had direct and indirect interests through RDC, increased. In 2003, our interest in Oren Semiconductor increased as a result of a financing round in which we also invested as well as the conversion of our loans granted to Oren in previous periods. In accordance with APB 18, an investee that was previously accounted for other than under the equity method of accounting may become qualified for use of the equity method of accounting by an increase in the level of ownership. In such cases, the results of operations and retained earnings should be adjusted retroactively under the equity method of accounting ("step-by-step acquisition"). Accordingly, in 2003, we have restated our financial statements for all prior periods in which our investment in Oren Semiconductor was recorded at cost. The aforementioned restatements resulted in an aggregate increase in our net loss of approximately $2.3 million, or $0.08 per share, and approximately $1.5 million, or $0.07 per share, for the years ended December 31, 2002 and 2001, respectively.

For comparison purposes, we have provided pro forma information in accordance with SFAS 141, which gives effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil Medical and in MediaGate as if these transactions had been in effect at January 1, 2002 (see
Note 9 to the Consolidated Financial Statements for the year ended December 31,
2003).

Consolidation. Our consolidated financial statements include the accounts of the Company and all of its direct or indirect controlled subsidiaries. The following are our main subsidiaries:

     Year ended December 31,
-------------------------------
     2003             2002
--------------   --------------
ESW              ESW
Elron Telesoft   Elron TeleSoft
Elbit            Elbit(1)
DEP              DEP(1)
RDC              RDC(1)
Galil Medical    Galil Medical(2)
Mediagate        MediaGate(2)

(1) Since May 2002, following the completion of the Elbit merger and DEP share purchase

(2)  Since July 2002

Equity Method. Our main group companies accounted for under the equity method of accounting include:

              Year ended December 31,
------------------------------------------
       2003                   2002
------------------   ---------------------
Elbit Systems        Elbit Systems
NetVision            Elbit(1)
Chip Express         NetVision
Wavion               MediaGate(2)
KIT                  Chip Express
Pulsicom             DEP(1)
Given Imaging        Wavion
Witcom               KIT
3DV                  Pulsicom
CellAct              AMT(4)
AMT                  Given Imaging
Notal Vision(6)      Galil Medical(2)
Oren Semiconductor   Witcom
Oncura(7)            3DV
                     Cellenium(5)
                     CellAct
                     Oren Semiconductor(3)

(1) Through May 2002, prior to the completion of the Elbit merger and DEP share purchase

(2)  Through July 2002

(3)  Restated (see "Basis of presentation")

(4)  Since August 2002

(5)  Through November 2002

(6)  Since January 2003

(7)  Since July 2003

RESULTS OF OPERATIONS

Year Ended December 31, 2003 compared to Year Ended December 31, 2002.

The following tables set forth our results of operations in the reported period:

                             Year ended December 31,
                     --------------------------------------
                             2003                2002
                     ------------------   -----------------
                     (millions of $, except per share data)
Net loss                    (7.2)              *(41.6)
Net loss per share         (0.25)              *(1.58)

* Restated (see "Basis of presentation")

Our net loss in 2003 decreased significantly as compared to the net loss in 2002 mainly as a result of the following factors:

(i) a gain, net after tax, of approximately $7.1 million, resulting from the sale of 6,278,226 Partner shares in 2003;

(ii) our share in the gain resulting from the merger in 2003 of the urology therapy units of Galil Medical and Amersham in the amount of approximately $4.4 million;

(iii) a gain of approximately $4.1 million resulting from the sale of substantially all of ESW assets and business to Zix in 2003 in consideration for 1,709,402 Zix shares and $1.0 million convertible note and a gain, net after tax, of approximately $3.2 million resulting from the subsequent sale of 1,117,155 Zix shares, including 262,454 shares resulting from the conversion of the note; and

(iv) a decrease, net, of approximately $19.7 million in losses recorded with respect to our group companies, of which $12.7 million was due to a decrease in losses with respect to certain group companies which were sold or discontinued their operations in the second half of 2002 as part of the reorganization of Elron, Elbit, and DEP group companies following the completion of our merger. The reminder of the decrease reflects the improvements in the results of operation of most of our group companies, mainly Given Imaging as a result of its revenue growth, and the decrease in the net losses of ESW (which business was sold on September 2, 2003) and Elron TeleSoft, as a result of restructuring and cost reduction programs undertaken by them.

Pro forma results. Pro forma net loss for 2002, as restated, which gives effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil Medical and in MediaGate as if these transactions had been in effect at January 1, 2002, amounted to approximately $54.6 million, or $1.88 per share, compared to the net loss in 2003 of approximately $7.2 million, or $0.25 per share. The following factors contributed to the significant decrease in net loss:

(i) An increase in gains we recorded with respect to realization of investments by way of selling shares in the open market and by way of merger and acquisition transactions as mentioned above;

(ii) the decrease, net, in losses with respect to our group companies in the amount of $30.6 million, of which $20.9 million was due to a decrease in losses with respect to certain group companies which were sold or discontinued their operations in the second half of 2002 as part of the reorganization of Elron, Elbit, and DEP group companies following the completion of our merger;

(iii) non-recurring merger expenses in the amount of $3.6 million which are reflected in the pro forma net loss in 2002; and

(iv) The corporate operating expenses in 2003 were lower by $0.9 million than the pro-forma corporate operating expenses in 2002.

Reportable Segments

Subsequent to the sale of ESW on September 2, 2003 our reportable segments are
i) The Systems and Projects Segment - Elron TeleSoft; and ii) Other holdings and the corporate operations, which includes our holdings in subsidiaries, affiliates and other companies, engaged in various fields of advanced technology, and corporate operations, which provide the strategic and operational support to the group companies. Prior to September 2, 2003, we operated indirectly through ESW in a third business segment - Internet Products
- which has been reclassified as discontinued operations. At December 31, 2003, the main group companies were classified into the following segments:

                        Internet     Systems and
                        products      projects              Other holdings and corporate operations
                        --------   --------------   ----------------------------------------------------

Consolidated            ESW        Elron TeleSoft   Elbit; DEP; RDC; Galil Medical; MediaGate

Equity basis                                        Elbit Systems; NetVision; Chip Express; Wavion; KIT;
                                                    Pulsicom; Given Imaging; Witcom; 3DV; CellAct; AMT,
                                                    Notal Vision; Oren Semiconductor; Oncura

Marketable securities                               Partner; Elbit Vision System; Zix
   presented as
   available-for-sale

The following tables reflect our consolidated data by reported segments:

                                      Internet
                                     products -
                                       Elron SW      Systems and      Other holdings
                                    (Discontinued     projects -       and corporate
                                     operations)    Elron TeleSoft       operations    Consolidated
                                    -------------   ---------------   --------------   ------------
                                                             (millions of $)
                                                       Year ended December 31, 2003
                                    ---------------------------------------------------------------
Income**                                   --             7.4             40.9             48.3
Costs and Expenses                         --             9.5             28.0             37.5
Loss from continuing operations            --            (2.1)            (4.8)            (6.9)
Net loss                                *(0.7)           (2.1)            (4.4)            (7.2)

                                                       Year ended December 31, 2002
                                    ---------------------------------------------------------------
Income**                                   --            10.1            (13.0)            (2.9)
Costs and Expenses                         --            15.9             17.1             33.0
Loss from continuing operations            --            (5.9)           (24.3)           (30.2)
Net loss                                *(8.6)           (5.9)           (27.1)           (41.6)

* loss from discontinued operations

** Income in the Other holdings and corporate operations includes net losses from equity investments

Internet Products - Elron SW ("ESW") - Discontinued operations

As described under "Major Developments", ESW which was focused on web access control and e-mail content filtering for organizations, sold substantially all of its assets and business to Zix, and accordingly, its current period results of operations and the gain on the sale have been classified as discontinued operations and prior periods have been reclassified respectively.

The following table sets forth the composition of the discontinued operating of
ESW:

                                            Year ended December 31,
                                            -----------------------
                                                  2003   2002
                                                  ----   ----
                                                (millions of $)
Gain (loss) from discontinued operations:
Loss from operations                              (4.8)  (8.6)
                                                  ----   ----
Gain on disposal                                   4.1     --
                                                  ----   ----
Loss from Discontinued operations                 (0.7)  (8.6)
                                                  ----   ----

The decrease in loss from operations in the reported period was primarily due to a decrease in operating expenses as a result of restructuring and cost reduction programs implemented by ESW at the end of 2002 and at the beginning of 2003.

Systems and Projects - Elron TeleSoft

Elron TeleSoft is focused on telecom network management and revenue assurance products. The following table sets forth the operating results of Elron
TeleSoft:

                               Year ended December 31,
                               -----------------------
                                     2003   2002
                                     ----   ----
                                   (millions of $)
Net revenues                          7.4   10.1
Cost of revenues                      4.6    8.0
                                     ----   ----
Gross profit                          2.8    2.1
Operating expenses*                   2.6    4.3
Amortization of other assets          0.8    0.8
Restructuring charges, net             --    1.3
                                     ----   ----
Operating loss                       (0.6)  (4.3)
Finance expenses, net                 1.5    1.5
Tax on income                          --    0.1
                                     ----   ----
Net loss                             (2.1)  (5.9)
                                     ----   ----

* Excluding amortization of other assets and restructuring charges, net, which are presented separately.

Net Revenues. Elron TeleSoft's net revenues in 2003 decreased by $2.7 million, or 27%, to $7.4 million, compared to $10.1 million in 2002, mainly as a result of the decrease in revenues derived from sale of third parties' products.

Cost of revenues. Cost of revenues of Elron TeleSoft in 2003 were $4.6 million, representing a gross margin of 38%, compared to $8.0 million in 2002, representing a gross margin of 21%. The increase in gross margins in 2003 is mainly due to change in revenue mix as revenues derived from Elron TeleSoft's products with higher gross margins increased relative to revenues derived from sale of third parties' products, as well as due to increased efficiency as a result of the restructuring programs implemented by Elron TeleSoft.

Operating loss. Elron TeleSoft's operating loss decreased by $3.7 million, or 86%, to $0.6 million in 2003, compared to $4.3 million in 2002. The decrease in operating loss, notwithstanding the decrease in revenues, was primarily due to the higher gross margin as well as the decrease in operating expenses as a result of restructuring and cost reduction programs implemented by Elron TeleSoft which enabled Elron TeleSoft to adjust its operating expenses to the decreased revenue levels.

Other Holdings and Corporate Operations Segment

The other holdings and corporate operations segment includes our holdings in subsidiaries, affiliates and other companies engaged in various fields of advanced technology, and corporate operations which provide strategic and operational support to the group companies. The following table sets forth this segment's operating results:

                                                  Year ended December 31,
                                                  -----------------------
                                                       2003    2002
                                                      -----   -----
                                                     (millions of $)
Net revenues                                            9.2     5.1
Net loss from equity investments                       (8.7)  (24.2)
Gain from disposals of businesses and
   affiliated companies and changes in holdings
   in affiliated companies, net                        25.8     6.9
Other income (expenses), net                           14.6    (0.8)
                                                      -----   -----
Total income                                           40.9   (13.0)
                                                      -----   -----
Cost of revenues                                        5.6     2.7
Operating expenses*                                    22.9    15.3
Amortization of other assets                            0.3     0.2
Restructuring charges, net                               --     0.4
Finance expenses (income), net                         (0.8)   (1.5)
                                                      -----   -----
Total costs and expenses                               28.0    17.1
                                                      -----   -----
Income (loss) from continuing operations
   before tax benefit (taxes on income)                12.9   (30.1)
Tax benefit (taxes on income)                          (6.8)    3.0
Minority interest                                     (10.9)    2.8
                                                      -----   -----
Loss from continuing operations                        (4.8)  (24.3)
Gain (loss) from discontinued operations                0.4    (2.8)
                                                      -----   -----
Net Loss                                               (4.4)  (27.1)
                                                      -----   -----

*Excluding amortization of other assets and restructuring charges, net, which are presented separately.

Income

Net revenues. Net revenues of the other holdings and corporate operations segment consisted of sales of products and services by our subsidiaries, Galil Medical and MediaGate, which were consolidated for the first time in the second half of 2002. The following table sets forth the segment revenues:

                Year ended December 31,
                -----------------------
                      2003   2002*
                      ----   -----
                     (millions of $)
Galil Medical          7.6    3.0
MediaGate              1.5    2.1
Other                  0.1     --
                       ---    ---
                       9.2    5.1
                       ---    ---

     * Through June 30, 2002 the companies' results were presented under the equity method.

     Galil Medical recorded revenues of $7.6 million in 2003 compared to $5.0 million in 2002. The increase in revenues is mainly due to the growing awareness and acceptance of the cryotherapy technology by physicians and patients as an effective treatment for prostate cancer. Following the merger of the urology therapy units of Galil Medical and

     Amersham, Galil Medical's revenues derived mainly from supplying of cryo products and R&D services to Oncura, in which it has a 25% ownership interest.

     MediaGate's revenues from selling advanced messaging systems decreased to approximately $1.5 million in 2003 compared to $2.6 million in 2002 as a result of the slow adoption of advanced messaging technology by telecom operators as well as by the competition from more established companies in the market with larger resources, which led the company to sell its technology and related intellectual property assets to Telrad at the end of 2003.

Share in net losses of affiliated companies. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under "Basis of Presentation"). The share in net losses of affiliated companies amounted to $8.7 million in 2003 compared to $24.2 million in 2002 (as restated).

The decrease in our share in net losses of our affiliated companies in 2003, compared to 2002, resulted mainly from the following:

(i) Following the completion of the merger between Elron, Elbit and DEP, and subsequent to the acquisition of a controlling interest in MediaGate and in Galil Medical, we consolidated these companies' results of operations into our results of operations and ceased accounting for them under the equity method of accounting. Equity losses recorded in 2002 with respect to these companies for the period in which there were not consolidated amounted to $12.8 million.

(ii) The decrease in losses we recorded with respect to affiliated companies which were sold in the amount of $4.2 million and the decrease in our share in net losses of group companies whose results improved, mainly Given Imaging and Oren Semiconductor, in the amount of $1.5 million.

The above decrease was partially offset by $2.6 million, increase in our share in the losses of new group companies which are accounted under the equity method, mainly AMT, Notal Vision and Oncura.

     Highlights of the Results of Operations of Our Major Affiliates:

     Elbit Systems Ltd. (Nasdaq: ESLT) (a 20% holding). Elbit Systems develops, manufactures and integrates advanced high-performance defense electronic systems. Our share in the net income of Elbit Systems amounted to $9.1 million in 2003, compared to $9.5 million in 2002.

     The following are highlights of the results of operations of Elbit Systems:

     o Elbit Systems' revenues increased in 2003 by 8.5% to $898.0 million from $827.5 million in 2002. The main increase in revenues was in the Armored Vehicles systems area of Elbit Systems' operation.

     o As of December 31, 2003, Elbit Systems' backlog of orders was $1,752 million, of which approximately 79% is scheduled to be performed in 2004 and 2005. Elbit Systems' backlog of orders as of December 31, 2002 was $1,689 million.

     o Elbit Systems' operating income in 2003 was $53.5 million (6% of revenues) compared to $57.8 million (7% of revenues) in 2002.

     o Elbit Systems' net income in 2003 was $45.9 million (5.1% of revenues) compared to $45.1 million (5.5% of revenues) in 2002.

     Given Imaging (Nasdaq: GIVN) (a 17% holding directly and indirectly through
     RDC). Given Imaging, a medical device company that developed and markets a disposable miniature video camera in a capsule for visualizing the gastrointestinal tract, recorded revenues of $40.5 million in 2003, an increase of 40.3% over the revenues recorded in 2002 of $28.9 million, and a gross profit of 66.6%, compared to 58.8% in 2002. Revenue growth was driven by continued installations of new systems, expansion in reimbursement coverage and the removal of the "adjunctive tool" qualifier from its label, enabling Given Imaging to market its product as a first line tool in diagnosing disorders of the small bowel. Given Imaging's net loss decreased significantly in 2003 to $9.6 million, compared to $18.3 million in 2002, resulting mainly from increased revenues. In the fourth quarter of 2003, Given Imaging announced record sales of $12.5 million, a net loss of $0.6 million and positive cash flow for the first time in its history of $0.9 million.

     Notal Vision (a 24% holding). In January 2003, we completed a new investment of $2.0 million, out of $4.5 million raised by Notal Vision, a medical device company operating in the field of early detection of Age Related Macular Deterioration (AMD). In 2003, Notal Vision commenced selling its product pursuant to its distribution agreement with its strategic partner, Carl Zeiss Meditec Inc., one of the leading manufacturers of professional optics equipment, and recorded revenues of $0.9 million, and its net loss amounted to $1.6 million, consisting mainly of research and development costs.

     Oncura (a 25% holding by Galil). Oncura commenced its operations on July 1, 2003 following the completion of the merger of the urology therapy units of Galil and Amersham which created Oncura. Oncura markets and sells therapeutic device systems and related consumables used primarily in the performance of minimally-invasive, urologic cancer treatment. Oncura's revenues since commencing operations and through December 31, 2003, amounted to $31.4 million. Oncura's net loss amounted to $0.9 million, which resulted primarily from integration costs arising from combining the urology units of Amersham and Galil and amortization of intangible assets.

     NetVision (a 46% holding). NetVision provides Internet services and solutions in Israel. In 2003 NetVision changed its operating currency to the New Israeli Shekel (NIS). Accordingly, all figures below are translations for convenience purposes of NetVision's NIS figures into US dollars at the representative rate of exchange prevailing at December 31, 2003 according to which $1.00 equaled NIS 4.379.

     In 2003, NetVision experienced increased competition in gaining broadband communication market share resulting from the transition of customers to broadband communication from narrow-band dial-up connections. Nevertheless, NetVision improved its operating results in 2003 and recorded an increase of 8% in revenues to $64.6 million, from $59.8 million in 2002 and its operating income increased to $4.7 million, compared to $3.4 million in 2002. However, due to higher finance expenses in 2003, NetVision's net income decreased to $0.8 million compared to $2.9 million in 2002. As of December 31, 2003, NetVision had a customer base of approximately 361,000 compared to 340,000 at the end of 2002.

     NetVision expects its revenue growth and its operating results to continue to be affected by the competitive broadband market environment, which will affect market prices and penetration costs.

     Wavion (a 38% holding). Wavion is a developer of broadband wireless access systems for wireless LANs. In 2002, as a result of the downturn in the broadband wireless communications market, which delayed the release of Wavion's products, Wavion significantly reduced its research and development expenses and began to sell subcontracting services for the development of wireless sub-systems. In 2003, Wavion completed a financing round led by Sequoia Seed Capital, raising $12.5 million out of which we invested $3 million. Wavion intends to use the proceeds to finance its development efforts. Accordingly, Wavion directed resources away from its subcontracting activities and its revenues in 2003 amounted to $1.8 million, similar to revenues recorded in 2002 of $1.7 million. The increase in its research and development costs resulted in an increase in Wavion's net loss which amounted to $1.7 million in 2003, compared to a net loss of $0.6 million in 2002. We expect these research and development costs to continue to increase in 2004.

     K.I.T. eLearning (a 45% holding). K.I.T. eLearning provides online academic programs. In 2003 we invested $2.0 million in K.I.T. eLearning B.V ("K.I.T. eLearning", formerly Kidum Holding B.V) as part of an aggregate investment round of $4.0 million, the balance of which was invested by Discount Investment Corporation Ltd. ("DIC"), which holds approximately 38.5% of our shares. K.I.T. eLearning was previously the operating subsidiary of Kidum Elron IT Ltd. ("KIT") in which we held approximately 29%.

     K.I.T. eLearning's revenues increased in 2003 by 106% to $7.0 million, compared to $3.4 million in 2002, as a result of the increase in student enrollments. KIT eLearning's operating loss decreased to $3.3 million compared to $6.1 million in 2002, primarily due to the increase in revenues. At December, 2003, K.I.T. eLearning had approximately 1,700 students, mainly from the United Kingdom, Holland, Canada, Germany, China and Singapore, as compared to approximately 1,100 students at the end of 2002.

     Chip Express (a 36% holding). Chip Express is a manufacturer of late stage programmable gate array ASICs (Application Specific Integrated Circuits). Chip Express' revenues in 2003 amounted to $13.7 million, compared to $16.5 million in 2002. The decrease in revenues resulted mainly from the slowdown in the semiconductor industry through the first half of 2003. In light of the recovery in this industry in the second half of 2003, Chip Express revenues increased to $7.4 million during the second half of 2003, as compared to $6.4 million in the first half of 2003 and $6.6 million in the second half of 2002. Chip Express' net loss in 2003 amounted to $7.8 million, compared to $6.4 million in 2002. However, as a result of an increase in revenues during the second half of 2003, Chip Express' net loss decreased to $3.2 million as compared to $4.6 million in the first half of 2003 and $4.7 million in the second half of 2002.

     In March 2004, Chip Express raised $12.0 million in a private placement, out of which Elron invested approximately $2.6 million. As a result, Elron's interest in Chip Express decreased to approximately 26%.

     Oren Semiconductor (a 41% holding). Oren is a developer of chips for the digital television market. In 2003, we completed an investment of $3.0 million in Oren, as part of an aggregate investment of $8.0 million from existing shareholders and from Zoran Corporation (Nasdaq: ZRAN). In addition to the investment, we and other shareholders converted all the loans previously granted to Oren, in the amount of approximately $8.4 million into shares, of which our portion was approximately $4.4 million. Following the investment and the loan conversion, we hold approximately 41% in Oren. Zoran and Oren have agreed to cooperate to sell Oren's front-end solution with Zoran's back-end chips to major players in the digital television market. Zoran is the second strategic investor in Oren after Sony Corporation invested in April 2001. Oren will use the proceeds of this equity investment to finance its marketing and sales operations in the United States and Japan and to complete the development of its new products for those markets.

     In 2003, Oren's revenues increased to $4.4 million from $2.0 million in 2002, due to a combined increase in product sales as well as in revenues derived from development projects. As a result of the increased revenues, Oren's net loss in 2003 decreased to $4.6 million compared to $6.1 million in 2002.

     AMT (a 28% holding). Since our investment in the company in August 2002, AMT's two operating companies, namely AHT and ACS, commenced introducing their amorphous metals technology-based products to the market and built up their operating and manufacturing infrastructure. In 2003, AHT recorded revenues of $0.8 million compared to $0.1 million in 2002, and net losses of $1.6 million, the same level as in 2002. ACS recorded in 2003 revenues of $0.6 million compared to $0.1 million in 2002, and net losses of $1.2 million compared to $1.1 million in 2002.

Despite the improvements in our share in the net losses from our group companies in 2003, we expect that most of our group companies will continue to recognize losses in future periods, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues. In addition, investment in new early stage companies will result in additional losses. Therefore, we anticipate that our share in the results of these companies will continue to negatively affect our results of operations.

Results of operations of significant group companies which are accounted for other than under the equity method of accounting. In addition to companies accounted for under the equity method, we have significant investment in Partner (Nasdaq: PTNR) which is accounted for as available-for-sale security and whose results do not affect our results of operations.

     Partner (Nasdaq: PTNR) (a 8.7% holding). At December 31, 2003, the market value of our investment in Partner amounted to $124.3 million. Partner is a Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. In 2002, Partner reached a significant milestone, as it became a profitable company and generated cash flow. In 2003, Partner continued to improve its financial performance and demonstrate its ability to sustain revenue growth, profitability and positive cash flow. The following are highlights of the results of operations of Partner for 2003 (all figures below are convenience translations of Partner's nominal New Israeli Shekel (NIS) figures into US dollars at the rate of the exchange prevailing at December 31, 2003 according to which $1.00 equaled NIS 4.379):

     o Partner's revenues in 2003, driven primarily by subscriber growth of 14.5%, increased to $1,020.3 million, up 10.2% from $925.9 million in 2002. Partner's subscriber base at the end of 2003 was 2,103,000 as compared to 1,837,000 at the end of 2002.

     o Partner's operating income in 2003 increased to $195.2 million from $121.8 million in 2002, an increase of 60.3%. Operating income in 2003, as a percentage of revenues, increased to 19.1% versus 13.2% in 2002.

     o Partner's net income in 2003 was $265.5 million, which include a $144.6 million tax benefit resulting from its accumulated carryforward taxes losses. In 2002, Partner's net income was $19.2 million.

     Partner has a line of credit agreement with a consortium of banks that provides for borrowings of up to $683 million of which $282 million had been drawn as of December 31, 2003. The line of credit is guaranteed by shares held by the original shareholders of Partner, pro rata to their respective original holdings. All of the shares held by us as of December 31, 2003, amounting to approximately 15.9 million shares, are pledged by us in favor of the consortium of banks.

Gains from Disposals of Businesses and Affiliated companies and Changes in Holdings in Affiliated Companies. Our gains from disposals of businesses and affiliated companies and changes in holdings in affiliated companies amounted to $25.8 million in 2003 compared to $6.9 million in 2002. The gain in 2003 was mainly due to the gain from the merger of the urology therapy business of Galil Medical and Amersham in the amount of approximately $21.2 million (which after minority interest and income taxes amounted to $4.4 million) and $4.5 million gain from the sale of 753,600 shares of Given Imaging held by RDC for approximately $7.8 million and changes in holding in Given Imaging as a result of exercise of options.

The gain in the comparable period in 2002 was mainly due to a $5.3 million gain from the sale of Given Imaging shares and a $1.6 million from the sale of 380,000 shares of Elbit Systems.

Other Income (expenses), net. Other income, net, amounted to $14.6 million in 2003 compared to a loss of $0.8 million in 2002. The gain in 2003 resulted primarily from the following: (i) the sale of 6,278,226 Partner shares for approximately $29.3 million which resulted in a $11.1 million gain before tax;
(ii) the sale of 1,117,155 shares of Zix for approximately $9.0 million which resulted in a $4.8 million gain before tax; and (iii) a $2.0 million gain, before tax, from the sale of all the shares of 24/7 Real Media shares (Nasdaq: TFSM) for approximately $5.2 million. These gains were partially offset by $3.7 million of write-downs mainly with respect to Cellenium and Textology.

Other expenses in 2002 resulted mainly from a $1.6 million write-downs of certain investment as well as a decrease in the market value of certain marketable securities, which were partially offset by $0.7 million gain from the sale of other marketable securities, primarily of NetManage Inc. (Nasdaq: NETM) held by us at that time.

Expenses

Operating expenses. Operating expenses are comprised of research and development expenses, sales and marketing and general and administrative expenses of our subsidiaries, mainly Galil Medical and MediaGate, which were consolidated for the first time in the second half of 2002 as well as our and RDC's corporate operations expenses. The following table sets forth the segment operating expenses. The operating expenses presented below exclude restructuring expenses and amortization of other assets, in the amount of $0.3 million in 2003, and $0.6 million in 2002, which also constitute part of operating expenses under US GAAP but for presentation purposes are included as a separate item:

                 Year ended December 31,
                 -----------------------
                       2003   2002
                       ----   ----
                     (millions of $)
Corporate               7.1    6.1
Galil Medical*         10.7    7.4
MediaGate*              3.1    1.8
Other                   2.0     --
                       ----   ----
                       22.9   15.3
                       ----   ----

* In the first half of 2002, the company's results were presented under the equity method.

Our corporate operating costs, which following the merger with Elbit in May 2002 represent the costs of the combined management, were $7.1 million in 2003, compared to $6.1 million in 2002. The increase in the corporate costs resulted mainly from the increase in costs related to the company's employee stock option plans and insurance costs. With respect to employee stock options granted in 2003, we adopted FASB Statement No.123 "Accounting for Stock-Based Compensation", according to which compensation expenses are measured under fair value method (instead of intrinsic value method) using Black & Scholes option-pricing model. Amortization of deferred stock compensation amounted in 2003 to $0.4 million compared to $0.2 million in 2002.

Operating expenses of Galil Medical in 2003 were $10.7 million compared to $13.0 million in 2002. Operating expenses in 2003 includes approximately $1.2 million of non-recurring costs related to the merger of the urology therapy units of Galil Medical and Amersham. Galil Medical's operating loss in 2003 decreased to $7.6 million compared to $9.8 million in 2002 mainly as a result of the merger of the urology therapy units of Galil Medical and Amersham which resulted in a significant decrease in marketing and selling expenses. Galil plans to continue developing its cryotherapy technology for application in other health care fields, and to supply Oncura manufacturing and research and developments services on a cost plus basis, and therefore its operating loss is expected to continue to decrease. However, Galil Medical's results of operations will be affected in the future quarters by the extent of future research and developments activities for the development of new Cryo applications.

Operating expenses of MediaGate in 2003 were $3.1 million compared to $4.2 million in 2002. MediaGate's operating loss in 2003 amounted to $2.4 million compared to $3.6 million in 2002. The decrease in the operating loss of MediaGate resulted primarily from the decrease in operating expenses due to cost reduction programs implemented by MediaGate during 2002 and 2003. Following the sale of MediaGate's assets and intellectual property to Telrad, Mediagate ceased its operations.

Other operating expenses include mainly the operating expenses of RDC. At the end of 2003, RDC launched a new company named Starling Advanced Communications ("Starling"), in which RDC and Elbit Systems hold 50% each. Starling develops an antenna and satellite communication solution that enables commercial airborne broadband connectivity. Starling's research and development costs were included through its incorporation in RDC's results of operations.

Income Taxes. Income taxes, net, in 2003 were $6.8 million, which were mainly due to income taxes with respect to the sale of shares of Partner, Given Imaging, Zix and 24/7 Real Media, as well as with respect to the merger of the urology therapy units of Galil Medical and Amersham. In 2002, we recorded a tax benefit of $3.0 million mainly with respect to corporate expenses.

Loss from Discontinued Operations of $2.8 million in 2002 was mainly with respect to our subsidiary VFlash which sold substantially all of its assets and business to 24/7 Real Media Inc. (Nasdaq: TFSM) in exchange for shares of 24/7 Real Media, resulting in a gain of $2.0 million which was partially offset by the results of operations of VFlash in the amount of $1.9 million. Also included in this item are the net losses of other subsidiaries such as Textology which was sold in the aggregate amount of $2.9 million.

QUARTERLY RESULTS OF OPERATIONS

The table below sets forth unaudited consolidated statement of operations data for each of the four consecutive quarters ended December 31, 2003.

                                                              Q1/2003   Q2/2003   Q3/2003   Q4/2003    2003
                                                              -------   -------   -------   -------   -----
                                                                                (millions of $)
Net revenues                                                     3.8      4.0        4.7      4.0      16.5
Net loss from equity investments                                (3.0)    (3.9)      (1.2)    (0.6)     (8.7)
Gain from disposals of business and affiliated companies
   and changes in holdings in   related companies, net           0.4      0.9       24.4      0.1      25.8
Other income (expenses), net                                    (1.2)     7.3        3.7      4.9      14.7
                                                               -----     ----      -----     ----     -----
Total income                                                      --      8.3       31.6      8.4      48.3
Costs and expenses                                              10.3     10.2        9.4      7.6      37.5
                                                               -----     ----      -----     ----     -----
Gain (loss) from continuing operations before tax
     benefit (taxes on income)                                 (10.3)    (1.9)      22.2      0.8      10.8
Tax benefit (taxes on income)                                    0.4     (2.2)      (3.9)    (1.1)     (6.8)
Minority interest                                                2.0      1.7      (15.6)     1.0     (10.9)
                                                               -----     ----      -----     ----     -----
Income (loss) from continuing operations                        (7.9)    (2.4)       2.7      0.7      (6.9)
Gain (loss) from discontinued operations                        (1.4)    (1.6)       0.3      2.4      (0.3)
                                                               -----     ----      -----     ----     -----
Net income (loss)                                               (9.3)    (4.1)       3.0      3.1      (7.2)
                                                               -----     ----      -----     ----     -----

Because we are a high technology operational holding company that operates through group companies, and therefore the major contributions to our net income (or loss) in any given quarter are our share in our group companies' result of operation and gain (or loss) from disposition of and changes in our holdings in group companies, we have experienced, and expect to continue to experience, significant volatility in our quarterly results.

Most of our group companies' results continue to improve, reducing the level of losses with respect to these companies during 2003. In addition, since the second quarter of 2003 we recorded significant gains from sale of shares of our group companies (mainly Partner shares in the second and the third quarter of 2003) as well as gains from the merger between the urology therapy units of Galil Medical and Amersham in the third quarter of 2003 and the sale of ESW assets and business and the shares of Zix received as a consideration in the third and fourth quarter of 2003, enabling us to offset our share in the group companies' losses and to report net income.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash, debentures and deposits (including short and long-term) at December 31, 2003 were approximately $114.6 million compared with $96.8 million at December 31, 2002.

At December 31, 2003, the corporate cash, debentures and deposits (including short and long term) were $107.3 million (of which 99% were held in U.S. dollar accounts) compared with $94.1 million at December 31, 2002. An amount of $27.2 million is collateralized to secure current maturities of long-term bank loans of ESW and Elron TeleSoft. An amount of $76.6 million has average maturities of less than three months. An amount of $5.5 million is invested in commercial marketable debentures and certificates of deposits, all with credit quality issuers and with limited amount of credit exposure to any one issuer.

The main sources of the corporate cash and other liquid instruments in 2003 were $29.3 million proceeds from the sale of 6,278,226 shares of Partner, $9.0 million proceeds from the sale of 1,117,155 shares of Zix, $5.2 million proceeds from the sale of 24/7 Real Media shares, a $4.3 million repayment of loan granted to RDC, and a $3.0 million dividend received from Elbit Systems.

The main uses of the corporate cash and other liquid instruments in 2003 were an aggregate of $19.8 million investments in new and existing group companies and $5.8 million repayment of bank loans. In addition, in 2003, we and Rafael, the minority shareholder of RDC, purchased two million unregistered shares of Given Imaging (one million each) from RDC for a total consideration of $12.2 million. RDC used the proceeds to repay $5.0 million shareholders' loans to each of Rafael and us, $2.5 million to repay a bank loan, and the remainder was used for its investment activity.

The following table sets forth the investments made during 2003 by Elron (in million of $):

Oren Semiconductor                           3.6
Galil Medical                                3.2
Wavion                                       3.0
MediaGate                                    2.7
Notal                                        1.7
KIT                                          1.5
AMT                                          1.3
Pulsicom                                     0.5
Other                                        2.3
                                            ----
                                            19.8
Purchase of Given Imaging shares from RDC    6.1
                                            ----
                                            25.9
                                            ----

Consolidated working capital on December 31, 2003 was $57.0 million compared to $31.8 million at December 31, 2002. The increase was primarily due to increase in cash and cash equivalents mainly as a result of the sale of Partner, Zix and 24/7 Real Media shares in the aggregate amount of $43.5 million. This increase was partially offset by $25.9 million investment in our group companies and in new companies.

At December 31, 2003, we and our subsidiaries had no material contractual obligations which are expected to affect our consolidated cash flow in future periods, except for capital lease obligations and payments of bank credits, bank loans and loans from others, including short term loans taken by our subsidiaries, in each case due in future periods as set forth in the table below.

                                                                    With no specified
Type of Obligation       2004            2005            2006          maturity date        Total
------------------   -------------   -------------   ------------   -----------------   -------------
Loans from banks     $52.9 million   $14.6 million     --           $2.6 million        $70.1 million
Loans from other     $ 3.1 million      --             --             --                $ 3.1 million
Capital leases       $ 0.5 million   $ 0.3 million   $0.1 million     --                $ 0.9 million

Consolidated loans at December 31, 2003 were approximately $73.2 million, of which $67.5 million is attributed to Elron Telesoft and ESW, associated with the purchase of their main operations and net assets. Elron provided guarantees to banks of up to approximately $76.1 million to secure bank loans made available to Elron TeleSoft and ESW and of which $67.5 million have been utilized as of December 31, 2003. In addition, in connection with some of Elron TeleSoft's bank loans, we have provided to the lending banks comfort letters pursuant to which we undertook not to reduce our holdings beyond a certain percentage.

Neither Elron Telesoft nor Elron Software is currently generating or is expected, in the near future, to generate sufficient revenues to repay their loans to the banks and accordingly we may be required to repay such indebtedness when due under the current lending arrangements or to refinance such loans under new terms which will not be necessarily on terms favorable to us.

MediaGate's bank's loan in the amount of approximately $2.6 million has been secured by a first ranking pledge over the future proceeds to be received as royalties as a consideration for the sale of its technology to Telrad.

In 2001, we, together with other major shareholder of NetVision, provided letters of comfort in connection with the credit line granted to NetVision by banks pursuant to which we jointly undertook not to reduce our joint holdings beyond a certain percentage. The amount outstanding under the credit line at December 31, 2003 was approximately $21.3 million.

All of Partner's shares held by us as of December 31, 2003, amounting to approximately 15.9 million shares, are pledged by us in favor of Partner's consortium of banks.

Subsequent to December 31, 2003 and through March 9, 2004, we invested an additional aggregate amount of approximately $3.7 million in our group companies, which include mainly $2.6 million in Chip Express.

We believe that our existing capital will be sufficient to fund our and our subsidiaries' operations and our investment plan in existing and new companies as well as repaying bank loans provided to ESW and Elron Telesoft, when they become due and if not extended, for at least the next twelve months.

Shareholders' equity at December 31, 2003, was approximately $296.1 million representing approximately 66% of the total assets compared with $259.4 million representing approximately 66% of total assets at December 31, 2002.

QUALITIVE AND QUANTITIVE DISCLOSURE ABOUT MARKET RISK

Market risks relating to our operations result primarily from changes in interest rates, exchange rates and equity prices. In order to limit our exposure, we may enter, from time to time, into various derivative transactions. Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and equity prices. We do not use financial instruments for trading purposes. It is our policy and practice to use derivative financial instruments only to limit exposure.

Interest Rate Risks. We are exposed to market risks resulting from changes in interest rates, relating primarily to our funds and loan obligations to banks. We do not use derivative financial instruments to limit exposure to interest rate risk. At December 31, 2003, we had fixed rate financial assets of $5.5 million held for up to 3 years, and variable rate financial assets of $101.8 million. At the same time, our subsidiaries had variable interest loans of $71.1 million. Therefore, we believe that the potential loss that would result from an increase or decrease in the interest rate is immaterial to our business and net assets.

Exchange Rate Risk. Since most of our group companies are Israeli-related, our main exposure, if any, results from changes in the exchange rate between the New Israeli Shekel and the U.S. dollar. Our functional currency, as well as that of our principal subsidiaries and affiliated companies, is the U.S. dollar. Our policy is to reduce exposure to exchange rate fluctuations by having most of our and our subsidiaries' assets and liabilities, as well as most of the revenues and expenditures in U.S. dollars, or U.S. dollar linked. Therefore, we believe that the potential loss that would result from an increase or decrease in the exchange rate is immaterial to our business and net assets.

Equity Price Risk. We are exposed to fluctuations in the equity price of our holdings in publicly traded companies. At December 31, 2003 we directly and indirectly held shares of the following publicly traded companies: Elbit Systems (Nasdaq: ESLT), Given Imaging (Nasdaq: GIVN), Partner Communication Company Ltd. (Nasdaq: PTNR), Elbit Vision Systems (Nasdaq: EVSNF), and Zix (Nasdaq: ZIXI).

Stock prices in the industries of these companies have experienced significant historical volatility. Changes in the market value of our publicly traded holdings, including holdings through our affiliates, which are accounted under the equity method of accounting or as available-for-sale securities will not affect our results of operations but may have a significant effect on our market value. We view the risks of reduction in market price of these companies as part of our business risks and we examine, from time to time, the possibility of having a partial hedge against equity price risks. Based on closing market prices at December 31, 2003, the fair market value of our holdings in public securities was approximately $355.2 million. As of December 31, 2003 no financial instruments are used to hedge against equity price fluctuations.

Changes in the market value of our available-for-sale securities (which mainly include our holding in Partner) are reported in other comprehensive income, which is included as a component of shareholders' equity, and not as part of our results of operations. The market value of our available-for-sale securities as of December 31, 2003 amounted to $132.3 million.

                                    # # # # #

              ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2003

                                      INDEX

                                                                           Page
                                                                         -------
Report of Independent Auditors                                            2 - 3

Consolidated Balance Sheets                                               4 - 5

Consolidated Statements of Operations                                       6

Consolidated Statements of Shareholders' Equity                             7

Consolidated Statements of Cash Flows                                     8 - 10

Notes to the Consolidated Financial Statements                           11 - 60

Annex to the Consolidated Financial Statements                             61

                                   ----------

                   o    Kost Forer Gabbay & Kasierer   o    Phone: 972-3-6232525
                        3 Aminadav St.                      Fax:   972-3-5622555
                        Tel-Aviv 67067, Israel

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
ELRON ELECTRONIC INDUSTRIES LTD.

     We have audited the accompanying consolidated balance sheet of Elron Electronic Industries Ltd. (the "Company") and its subsidiaries as of December 31, 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We did not audit the financial statements of certain affiliates, the investment in which, at equity, amounted to $ 46.8 million as of December 31, 2003, and the Company's equity in their losses amounted to $ 9.7 million for the year then ended. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of other auditors.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audit and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 2(s) to the consolidated financial statements, on January 1, 2003, the Company adopted SFAS 123, "Accounting for Stock - Based Compensation" with respect to all employee awards granted, modified or settled after January 1, 2003.

Tel-Aviv, Israel                                  KOST FORER GABBAY & KASIERER
March 10, 2004                                  A Member of Ernst & Young Global

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
ELRON ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheet of Elron Electronic Industries Ltd. (the "Company") and its subsidiaries, as of December 31, 2002 (as restated - see Note 7(d)7), and the related restated consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose assets constitute 4.5% of consolidated total assets as of December 31, 2002, and whose net losses constitute approximately 4.8% of consolidated net loss for the year ended December 31, 2002. Also, we did not audit the financial statements of certain affiliates, the investment in which, at equity, amounted to $13.0 million as of December 31, 2002, and the Company's equity in their losses amounted to $4.6 million and $8.1 million for the years ended December 31, 2002 and 2001, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in United States. As discussed in note 2(l) to the consolidated financial statements, on January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets".

                                              Luboshitz Kasierer
                              An affiliate member of Ernst & Young International

Tel Aviv, Israel
March 12, 2003, except as
to Note 7(d)7 which is
dated March 10, 2004

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                            December 31,
                                                                        --------------------
                                                                 Note     2003        2002
                                                                 ----   --------   ---------
      ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                       4    $ 83,906   $  67,901
   Short-term investments                                          5      37,158       3,180
   Trade receivables, net **                                       6       5,016       9,238
   Other receivables and prepaid expenses **                               2,516       4,528
   Inventories and contracts-in-progress                                   1,471       2,197
                                                                        --------   ---------

Total current assets                                                     130,067      87,044
                                                                        --------   ---------

LONG-TERM ASSETS
   Investments in affiliated companies                             7     156,819    *132,204
   Investments in other companies and long-term receivables **     8     128,799    * 89,134
   Debentures and bank deposits                                   10         700      28,928
   Deferred taxes                                                 16       1,871       2,990
   Severance pay deposits                                                  2,144       2,262
                                                                        --------   ---------

Total long-term assets                                                   290,333     255,518
                                                                        --------   ---------

PROPERTY AND EQUIPMENT, NET                                       11       8,317      11,576
                                                                        --------   ---------

INTANGIBLE ASSETS                                                 12
   Goodwill                                                               12,019      21,538
   Other intangible assets                                                 9,968      18,577
                                                                        --------   ---------

                                                                          21,987      40,115
                                                                        --------   ---------

Total assets                                                            $450,704   $ 394,253
                                                                        ========   =========

*    Restated - see Note 7(d)(7).

** Include receivables from related parties in the aggregate amount of $3,684 and $2,462 as of December 31, 2003 and 2002, respectively.

The accompanying notes are an integral part of the financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                                      December 31,
                                                                                  --------------------
                                                                           Note     2003        2002
                                                                           ----   --------   ---------
      LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Short-term loans from banks and others                                   13    $ 11,986   $  15,362
   Current maturities of long-term loans from banks and others              15      44,021      17,637
   Trade payables                                                                    3,408       5,738
   Other payables and accrued expenses                                      14      13,620      16,516
                                                                                  --------   ---------

Total current liabilities                                                           73,035      55,253
                                                                                  --------   ---------

LONG-TERM LIABILITIES
   Long-term loans from banks and others                                    15      17,221      49,389
   Accrued severance pay and retirement obligations                                  2,850       2,921
   Deferred taxes                                                           16      40,684      23,650
   Other                                                                               103         414
                                                                                  --------   ---------

Total long-term liabilities                                                         60,858      76,374
                                                                                  --------   ---------

MINORITY INTEREST                                                                   20,681       3,185
                                                                                  --------   ---------

SHAREHOLDERS' EQUITY:                                                       18
   Ordinary shares of NIS 0.003 par value; Authorized: 35,000,000 shares as of December 31, 2003 and 2002; Issued and outstanding:
      29,206,845 and 29,180,970 shares as of December 31, 2003 and 2002,
      respectively;                                                                  9,572       9,572
   Additional paid-in capital                                                      267,113     267,482
   Accumulated other comprehensive income                                           51,792       7,529
   Accumulated deficit                                                             (32,347)   *(25,142)
                                                                                  --------   ---------

Total shareholders' equity                                                         296,130     259,441
                                                                                  --------   ---------

Total liabilities and shareholders' equity                                        $450,704   $ 394,253
                                                                                  ========   =========

*Restated - See Note 7 (d)(7)

The accompanying notes are an integral part of the financial statements.

   March 10, 2004
-----------------------   ---------------------   --------------   -----------------
Date of approval of the          Ami Erel         Avraham Asheri      Doron Birger
  financial statements    Chairman of the Board      Director      President & Chief
                               of Directors                        Executive Officer

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                            Year ended December 31
                                                                       --------------------------------
                                                                Note     2003       *2002       *2001
                                                                ----   --------   ---------   ---------
INCOME
   Net revenues**                                                      $ 16,547   $  15,179   $  23,782
   Equity in losses of affiliated companies                      20      (8,698)   *(24,189)   *(28,787)
   Gain from disposal of businesses and affiliated companies
      and changes in holdings in affiliated companies, net       21      25,754       6,888       3,179
   Other income (expenses), net                                  22      14,665        (743)     (4,888)
                                                                       --------   ---------   ---------

                                                                         48,268      (2,865)     (6,714)
                                                                       --------   ---------   ---------

COSTS AND EXPENSES
   Cost of revenues                                                      10,198      10,716      21,059
   Research and development costs, net                                    3,787       3,418       3,801
   Marketing and selling expenses, net                                    7,763       6,412       2,496
   General and administrative expenses                                   13,923       9,658       9,390
   Restructuring costs                                           24          --       1,747       1,192
   Amortization of intangible assets                                      1,073       1,044       2,448
   Financial expenses (income), net                              23         753          81      (1,708)
                                                                       --------   ---------   ---------

                                                                         37,497      33,076      38,678
                                                                       --------   ---------   ---------

Income (loss) before tax benefit (taxes on income)                       10,771    *(35,941)   *(45,392)
Tax benefit (taxes on income)                                    16      (6,834)      2,862       2,985
                                                                       --------   ---------   ---------
Income (loss) from continuing operations after taxes on
   income                                                                 3,937    *(33,079)   *(42,407)
Minority interest in losses (income) of subsidiaries                    (10,907)      2,823         438
                                                                       --------   ---------   ---------
Loss from continuing operations                                          (6,970)   *(30,256)   *(41,969)
Loss from discontinued operations                                25        (235)    (11,323)    (10,390)
                                                                       --------   ---------   ---------

Net loss                                                               $ (7,205)  $*(41,579)  $*(52,359)
                                                                       ========   =========   =========

Loss per share                                                   19
   Basic:
   Loss from continuing operations                                     $  (0.24)  $  *(1.15)  $  *(1.98)
   Loss from discontinued operations                                   $  (0.01)  $   (0.43)  $  *(0.49)
                                                                       --------   ---------   ---------

   Net loss                                                            $  (0.25)  $  *(1.58)  $  *(2.47)
                                                                       ========   =========   =========

   Diluted :
   Loss from continuing operations                                     $  (0.24)  $  *(1.15)  $  *(1.99)
   Loss from discontinued operations                                   $  (0.01)  $  *(0.43)  $  *(0.49)
                                                                       --------   ---------   ---------

   Net loss                                                            $  (0.25)  $  *(1.58)  $  *(2.48)
                                                                       ========   =========   =========

Weighted average number of shares used in computing basic and
   diluted net loss per share (thousands)                                29,194      26,272      21,191
                                                                       ========   =========   =========

*    Restated - See Note 7(d)(7).

** Include revenues in the amount of $4,156, $2,487 and $3,284, for the years ended December 31, 2003, 2002 and 2001, respectively, from related parties.

The accompanying notes are an integral part of the financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                      Number of                      Additional
                                                                       shares     Share capital   paid-in capital
                                                                     ----------   -------------   ---------------
Balance as of January 1, 2001(*)                                     21,188,664       $9,567         $158,898
   Exercise of options                                                   25,000           --              306
   Changes in additional paid-in capital in affiliated companies             --           --            2,899
   Change in holdings in affiliated company                                                             3,583
   Amortization of deferred stock compensation                               --           --               (6)
   Other comprehensive income (loss), net of tax:
      Unrealized gains on available for sale securities                      --           --               --
      Reclassification adjustment for gain realized included in
         net loss                                                            --           --               --
      Foreign currency translation adjustment                                --           --               --
   Net loss                                                                  --           --               --
                                                                     ----------       ------         --------

   Balance as of December 31, 2001(*)                                21,213,664       $9,567         $165,680
   Total comprehensive loss

   Exercise of options                                                   87,862           --              605
   Issuance of shares pursuant to the merger with Elbit               5,617,601            4           71,191
   Issuance of shares pursuant to the purchase of DEP                 2,261,843            1           29,448
   Changes in additional paid-in capital in affiliated companies             --           --              336
   Amortization of deferred stock compensation                               --           --              222
   Other comprehensive loss, net of tax:                                     --           --               --
      Unrealized losses on available for sale securities                     --           --               --
      Reclassification adjustment for gain realized and other than
         temporary impairment included in net loss                           --           --               --
      Minimum pension liability in an affiliated Company                     --           --               --
   Net loss                                                                  --           --               --
                                                                     ----------       ------         --------

   Balance as of December 31, 2002 (*)                               29,180,970       $9,572         $267,482
   Total comprehensive loss

   Exercise of options                                                   25,875           --              177
   Changes in additional paid-in capital in affiliated companies             --           --             (932)
   Amortization of deferred stock compensation                               --           --              386
   Other comprehensive income (loss), net of tax:
      Unrealized gains on available for sale securities                      --           --               --
      Reclassification adjustment for gain realized included in
         net loss                                                            --           --               --
      Foreign currency translation adjustment                                --           --               --
      Minimum pension liability in an affiliated company                     --           --               --
      Unrealized loss on derivative instrument in affiliated
         company                                                             --           --               --
   Net loss                                                                  --           --               --
                                                                     ----------       ------         --------
   Balance as of December 31, 2003                                   29,206,845       $9,572         $267,113
                                                                     ==========       ======         ========
   Total comprehensive income

                                                                     Accumulated     Retained
                                                                        other        earnings        Total          Total
                                                                    comprehensive  (Accumulated  comprehensive  shareholders'
                                                                        income       deficit)    income (loss)     equity
                                                                    -------------  ------------  -------------  -------------
Balance as of January 1, 2001(*)                                      $ 36,459       $ 68,796                      $273,720
   Exercise of options                                                      --             --                           306
   Changes in additional paid-in capital in affiliated companies            --             --                         2,899
   Change in holdings in affiliated company                                                                           3,583
   Amortization of deferred stock compensation                              --             --                            (6)
   Other comprehensive income (loss), net of tax:
      Unrealized gains on available for sale securities                  6,850             --       $  6,850          6,850
      Reclassification adjustment for gain realized included in
         net loss                                                       (1,056)            --         (1,056)        (1,056)
      Foreign currency translation adjustment                              (22)            --            (22)           (22)
   Net loss                                                                 --        (52,359)       (52,359)       (52,359)
                                                                      --------       --------       --------       --------

   Balance as of December 31, 2001(*)                                 $ 42,231       $*16,437                      $233,915
   Total comprehensive loss                                                                         $(46,587)
                                                                                                    ========
   Exercise of options                                                                                                  605
   Issuance of shares pursuant to the merger with Elbit                     --             --                        71,195
   Issuance of shares pursuant to the purchase of DEP                       --             --                        29,449
   Changes in additional paid-in capital in affiliated companies            --             --                           336
   Amortization of deferred stock compensation                              --             --                           222
   Other comprehensive loss, net of tax:                                                   --
      Unrealized losses on available for sale securities               (33,035)            --       $(33,035)       (33,035)
      Reclassification adjustment for gain realized and other than
         temporary impairment included in net loss                      (1,070)            --         (1,070)        (1,070)
      Minimum pension liability in an affiliated Company                  (597)            --           (597)          (597)
   Net loss                                                                 --        (41,579)       (41,579)       (41,579)
                                                                      --------       --------       --------       --------

   Balance as of December 31, 2002 (*)                                $  7,529       $(25,142)                     $259,441
   Total comprehensive loss                                                                         $(76,281)
                                                                                                    ========
   Exercise of options                                                      --             --             --            177
   Changes in additional paid-in capital in affiliated companies            --             --             --           (932)
   Amortization of deferred stock compensation                              --             --             --            386
   Other comprehensive income (loss), net of tax:
      Unrealized gains on available for sale securities                 55,960             --       $ 55,960         55,960
      Reclassification adjustment for gain realized included in
         net loss                                                      (11,113)            --        (11,113)       (11,113)
      Foreign currency translation adjustment                             (304)            --           (304)          (304)
      Minimum pension liability in an affiliated company                  (172)            --           (172)          (172)
      Unrealized loss on derivative instrument in affiliated
         company                                                          (108)            --           (108)          (108)
   Net loss                                                                 --         (7,205)        (7,205)        (7,205)
                                                                      --------       --------       --------       --------
   Balance as of December 31, 2003                                    $ 51,792       $(32,347)      $ 37,058       $296,130
                                                                      ========       ========       ========       ========
   Total comprehensive income

*Restated - See Note 7(d)(7).

The accompanying notes are an integral part of the financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                                  Year ended December 31,
                                                                             --------------------------------
                                                                               2003        2002        2001
                                                                             --------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                                  $ (7,205)  $*(41,579)  $*(52,359)
   Adjustments to reconcile net loss to net cash provided by (used in)
      operating activities:
      Equity in losses of affiliated companies                                  8,698     *24,189     *28,787
      Dividend from affiliated companies                                        2,971       2,670      13,805
      Minority interest in income (losses) of subsidiaries                     10,907      (2,823)       (438)
      Gain from disposal of businesses and affiliated companies and
         changes in holdings in affiliated companies, net                     (25,754)     (6,888)     (3,179)
      Gain from sale of investments in available for sale securities          (17,924)       (706)       (999)
      Gain from disposal of businesses included in discontinued operations     (4,137)     (1,991)         --
      Depreciation and amortization                                             3,573       4,372       6,362
      Decline in value of other investments                                     3,716       1,866       1,222
      Equity in losses of partnerships                                            547         303          25
      Amortization (appreciation) of deferred stock compensation and call
         options                                                                2,564        (104)         29
      Deferred taxes, net                                                       6,229      (3,398)     (2,796)
   Changes in operating assets and liabilities
      Decrease in trade receivables                                             3,491       2,515       2,328
      Decrease (increase) in other receivables and prepaid expenses             1,888       3,439      (1,305)
      Decrease (increase) in trading securities, net                               (4)        231      16,652
      Decrease (increase) in inventories and contracts-in-progress                589         698      (1,310)
      Increase (decrease) in trade payables                                    (2,009)     (1,385)      1,435
      Decrease in other payables and accrued expenses                          (5,275)    (11,314)     (7,710)
      Other                                                                       652         695         568
                                                                             --------   ---------   ---------
Net cash provided by (used in) operating activities                           (16,483)    (29,210)      1,117
                                                                             --------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
   Investment in affiliated companies                                         (13,384)   *(19,951)   *(17,931)
   Proceeds from sale of Elbit Systems shares                                      --       5,862       6,655
   Proceeds from sale of Given Imaging shares                                  13,878       6,918          --
   Cash and cash equivalents resulting from the merger with Elbit
      (Schedule A)                                                                 --      14,883          --
   Cash and cash equivalents resulting from the share purchase of DEP
      (Schedule B)                                                                 --         284          --
   Cash and cash equivalents resulting from newly consolidated
      subsidiaries (Schedule C)                                                    --       2,978          --
   Cash and cash equivalents resulting from sale of businesses and
      subsidiaries (Schedule D)                                                (6,148)     (1,984)         --
   Investment in other companies                                                 (299)    *(3,700)    *(1,900)
   Proceeds from sale of investments in other companies                            --         405       1,115
   Repayment of long term receivables                                             772          --          --
   Proceeds from sale of available for sale securities                         46,143         890       1,332
   Investments in held to maturity debentures and deposits                    (10,877)    (11,381)    (12,213)
   Proceeds from maturities of deposits and held to maturity debentures         8,975       4,482      39,357
   Purchase of property and equipment                                            (547)       (969)     (1,132)
   Proceeds from sale of property and equipment                                   329         515         311
   Proceeds from sale of certain activities                                        --       6,589       3,430
                                                                             --------   ---------   ---------
Net cash provided by investing activities                                      38,842       5,821      19,024
                                                                             --------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from options exercised                                                177         605         306
   Proceeds from exercise of options in a subsidiary                               --           2          71
   Receipt of long-term loans from banks                                        4,032       9,152       9,540
   Repayment of loans from shareholder                                             --      (1,378)         --
   Repayment of long-term loans                                                (6,200)       (706)       (630)
   Decrease in short-term bank loan, net                                       (4,076)     (8,954)        401
   Repayment of loans from minority shareholders of a subsidiary               (4,246)         --          --
   Receipt of short-term loans from minority shareholders of a subsidiary         904          --          --
   Proceeds from issuance of convertible notes to minority shareholders
      of a subsidiary                                                           3,055       2,165          --
                                                                             --------   ---------   ---------
Net cash provided by (used in) financing activities                            (6,354)        886       9,688
                                                                             --------   ---------   ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                               16,005     (22,503)     29,829
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR                         67,901      90,404      60,575
                                                                             --------   ---------   ---------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                             $ 83,906   $  67,901   $  90,404
                                                                             ========   =========   =========

*Restated - see Note 7(d)(7).

The accompanying notes are an integral part of the financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                           Year ended December 31,
                                          ------------------------
                                           2003     2002     2001
                                          ------   ------   ------
Supplemental cash flow information:
   Cash paid during the year for:
      Income taxes                        $   96   $  521   $6,025
                                          ======   ======   ======

     Interest                             $1,466   $1,916   $4,202
                                          ======   ======   ======

Non-cash transactions:
   Exchange of marketable securities      $   --   $   --   $2,140
                                          ======   ======   ======

SCHEDULE A:

                                                                 Year ended December 31,
                                                                 -----------------------
                                                                           2002
                                                                 -----------------------
Cash and cash equivalents resulting from the merger with Elbit
   Assets acquired and liabilities assumed on the merger date:
      Working capital, net (except cash and cash equivalents)           $   6,970
      Property and equipment                                               (9,225)
      Investments in affiliated companies                                  (5,423)
      Other investments                                                  (111,482)
      Other long -term assets                                              (1,820)
      Goodwill                                                            (18,275)
      Long-term liabilities                                                40,123
      Investment at equity prior to merger                                 42,739
      Minority interests                                                       82
      Issuance of shares                                                   71,194
                                                                        ---------
      Cash and cash equivalents acquired                                $  14,883
                                                                        =========

SCHEDULE B:

                                                                         Year ended December 31,
                                                                         -----------------------
                                                                                   2002
                                                                         -----------------------
Cash and cash equivalents resulting from the share purchase of DEP
   Assets acquired and liabilities assumed at the share purchase date:
   Working capital, net (except cash and cash equivalents)                       $ 19,115
   Property and equipment                                                             (28)
   Investments in affiliated companies                                            (40,493)
   Other investments                                                               (3,315)
   Other long-term assets                                                          (5,486)
   Long-term liabilities                                                            1,451
   Investment at equity prior to acquisition                                          385
   Minority interests                                                                (794)
   Issuance of shares                                                              29,449
                                                                                 --------
   Cash and cash equivalents acquired                                            $    284
                                                                                 ========

The accompanying notes are an integral part of the financial statements

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

SCHEDULE C:

                                                                            Year ended
                                                                           December 31,
                                                                           ------------
                                                                               2002
                                                                           ------------
Cash and cash equivalents resulting from newly consolidated subsidiaries
   Assets acquired and liabilities assumed at the purchase date:
      Working capital, net (except cash and cash equivalents)                $  3,230
      Property and equipment                                                   (2,007)
      Intangible assets                                                       (12,024)
      Deferred taxes                                                            3,260
      Accrued severance pay, net                                                  179
      Investment at equity prior to acquisition                                 8,231
      Minority interests                                                        2,109
                                                                             --------
      Cash and cash equivalents acquired                                     $  2,978
                                                                             ========

SCHEDULE D:

                                                                  Year ended December 31,
                                                                  -----------------------
                                                                      2003       2002
                                                                    --------   -------
Cash and cash equivalents resulting from disposal of businesses
   Assets and liabilities at date of sale:
      Working capital, net (except cash and cash equivalents)       $   (708)  $  (677)
      Property and equipment                                           1,274       266
      Other assets                                                     6,532       200
      Deferred tax liability                                            (907)       --
      Accrued severance pay, net                                          --       (33)
      Gain resulting from sale of businesses                          22,833     1,991
   Securities received:
      Marketable securities                                           (5,400)   (1,600)
      Other investments                                               (1,000)   (2,131)
      Investment in affiliated Company                               (30,272)       --
      Liability incurred                                               1,500        --
                                                                    --------   -------
      Cash and cash equivalents received (paid)                     $ (6,148)  $(1,984)
                                                                    ========   =======

The accompanying notes are an integral part of the financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

          Elron Electronic Industries Ltd. ("Elron" or "the Company"), an Israeli corporation, is a multi-national high technology operational holding company. Elron's global business is conducted through subsidiaries and affiliates, primarily in the fields of defense electronics, medical devices, communication, software, semiconductors and advanced materials.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

          The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

          The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:

          a.   Use of estimates

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates.

          b.   Financial statements in U.S. dollars

               The financial statements have been prepared in U.S. dollars, since the currency of the primary economic environment in which the operations of the Company, its principal subsidiaries and affiliates are conducted is the U.S. dollar. Most of the Company's assets and liabilities are in U.S. dollars and sales of its subsidiaries are mainly in U.S. dollars. Therefore, the functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

               Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies have been remeasured into U.S. dollars in accordance with the principles set forth in Statement of Financial Accounting Standards ("SFAS") No. 52 "Foreign Currency Translation: ("SFAS No. 52").

               Accordingly, items have been translated as follows:

               Monetary items - at the exchange rate in effect on the balance sheet date.
               Nonmonetary items - at historical exchange rates.
               Revenue and expense items - at the exchange rates in effect as of the date of recognition of those items (excluding depreciation and other items deriving from non-monetary items).

               All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial expenses (income), net.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          b.   Financial statements in U.S. dollars (Cont.)

               The financial statements of an affiliate accounted for under the equity method, whose functional currency is not the U.S. dollar, have been translated into dollars in accordance with SFAS No. 52. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of income amounts have been translated using average exchange rates prevailing during the year. The resulting aggregate translation adjustments are reported as a component of accumulated other comprehensive income in shareholders' equity.

          c.   Principles of consolidation

               The consolidated financial statements include the accounts of the Company and its subsidiaries, in which the Company has a controlling voting interest. Inter-company balances and transactions have been eliminated upon consolidation.

               As of the balance sheet date the significant subsidiaries whose balances and results are consolidated are: Elbit Ltd. ("Elbit"), DEP Technology Holdings Ltd. ("DEP"), RDC Rafael Development Corporation Ltd. ("RDC"), Elron Telesoft Inc. ("ETI"), Elron SW Inc.("ESW")((Formerly: Elron Software ("ESI")), Galil Medical Ltd. ("Galil") and Mediagate N.V. ("Mediagate").

          d.   Business combinations

               Business combinations have been accounted for using the purchase method of accounting. Under the purchase method of accounting the results of operations of the acquired business are included from the effective date of acquisition. The costs to acquire companies, including transactions costs, have been allocated to the underlying net assets of the acquired company in proportion to their respective fair values. Any excess of the purchase price over estimated fair values of the identifiable net assets acquired has been recorded as goodwill.

          e.   Cash and cash equivalents

               Cash and cash equivalents are short-term highly liquid investments that are readily convertible to cash with an original maturity of three months or less.

          f.   Long-term debentures and deposits

               Bank deposits and debentures which are classified as held-to-maturity with maturities of more than one year and short-term bank deposits held as a security for long-term loans are included in long-term debentures and bank deposits. Debentures are classified as held-to-maturity when the Company has the intent and ability to hold these securities to maturity. The debentures and deposits are measured at amortized cost plus accrued interest. Accrued interest is recorded as finance income.

          g.   Marketable securities

               Management determines the classification of marketable investments in debt securities with fixed maturities and marketable equity securities at the time of purchase and reevaluates such designations at each balance sheet date.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          g.   Marketable securities (Cont.)

               Some marketable securities are classified as trading securities and are stated at the quoted market prices at each balance sheet date. Gains and losses (realized and unrealized) relating to trading securities as well as interest on such securities are included as other income (expenses).

               Certain marketable securities covered by SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities", ("SFAS No. 115") were classified as available-for-sale. Accordingly, these securities are measured at fair value, with unrealized gains and losses reported net-of-tax in accumulated other comprehensive income, a separate component of shareholders' equity. Realized gains and losses on sales of investments, and decline in value judged to be other than temporary, are included in the consolidated statement of operations. When computing realized gain or loss, cost is determined on an average basis.

          h.   Inventories and contracts in progress

               Inventories are stated at the lower of cost or market value. Inventory write-offs are provided for slow-moving items or technological obsolescence.

               Cost is determined as follows:

               Raw materials - using the average cost method, or the "first in, first out" method.

               Contracts-in-progress - represent amounts related to long-term contracts as determined by the percentage of completion method of accounting.
               Finished Products - raw materials as mentioned above and other direct and indirect manufacturing costs on an average basis or "first in, first out" method.

          i.   Investments in companies

               Investments in which the Company has significant influence but less than a controlling voting interest are accounted for using the equity method. Significant influence is presumed to exist when the Company owns between 20%-50% of the investee. However, whether or not the Company has significant influence depends on evaluation of certain factors including among others, the Company's representation on the investee's board of directors, agreements with other shareholders, additional voting rights, participation in policy making processes, existence of material intercompany transactions and technological dependency and the extent of ownership by the Company in relation to the concentration of other shareholders.

               The Company discontinues to apply the equity method when its investment (including advances and loans) is reduced to zero and it has no guaranteed obligations of the affiliate or is not otherwise committed to provide further financial support to the affiliate.

               In circumstances where the Company's ownership in an affiliate is in the form of a preferred security or other senior security, the Company recognizes equity method losses based on the ownership level of the particular affiliate security or loan held by the Company to which the equity method losses are being applied.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          i.   Investments in companies (Cont.)

               The excess of the purchase price over the fair value of net tangible assets acquired is attributed to goodwill, technology and other identifiable intangible assets. Goodwill is no longer amortized effective January 1, 2002 - See Note l below. Technology and other identifiable intangible assets are amortized over a period of approximately 5-12 years, commencing from the acquisition date.

               Gains arising from issuance of shares by affiliated companies to third parties are recorded as "Gains from disposal of businesses and affiliated companies and changes in holdings in affiliated companies net" in the consolidated statements of operations, unless the issuing company is a development stage company for which the gain (loss) from issuance is accounted for as an equity transaction pursuant to SAB 51 "Accounting for Sales of Stock by a Subsidiary".

               When an investment in an investee, that was previously accounted for on other than the equity method, becomes qualified for use of the equity method by an increase in level of ownership, the equity method of accounting is adopted retroactively and financial statements of prior periods are adjusted accordingly.

               Investments in partnerships are accounted for under the equity method.

               Investments in other non-marketable companies in which the Company does not have the ability to exercise significant influence over operating and financial policies are presented at cost.

               Management evaluates investments in affiliates and other companies for evidence of other than temporary declines in value. When relevant factors indicate a decline in value that is other than temporary, the Company records a provision for the decline in value. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Accordingly, management evaluates financial information (e.g., budgets, business plans, financial statements, etc.) in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred.

          j.   Property and equipment

               Property and equipment are stated at cost, net of accumulated depreciation and investment grants. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                                 %
                                                    --------------------------
               Land and Buildings                               0-4
               Computers, Machinery and Furniture              6 - 33
               Motor vehicles                                 15 - 20
               Leasehold improvements               over the term of the lease

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          k.   Impairment and disposal of long-lived assets

               The Company's and its subsidiaries' long-lived assets (including identifiable intangible assets subject to amortization) are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the impairment or disposal of long-lived assets", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment is measured by the difference between the carrying amount of the asset and its fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

          l.   Intangible assets

               Intangible assets include mainly technology, goodwill and other identifiable intangible assets acquired in connection with the purchase of subsidiaries and businesses. Technology and other identifiable intangible assets are amortized over their estimated useful life.

               The Company and its subsidiaries evaluate the amortization periods of all identifiable intangible assets to determine whether events or circumstances warrant revised estimates of useful lives.

               Effective January 1, 2002, the Company adopted the full provisions of SFAS No. 142 "Goodwill and Other Intangible Assets ("SFAS No. 142"). Under SFAS No. 142 goodwill and intangible assets with indefinite lives are no longer amortized but instead are tested for impairment at least annually (or more frequently if impairment indicators arise).

               SFAS No. 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary) measures impairment. The Company performed its first phase impairment analysis during the fourth quarter of 2003 and 2002 and found no instances of impairment of its recorded goodwill. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value.

               Fair value is determined using discounted cash flows and market capitalization. Significant estimates used in the discounted cash flow methodology include estimates of future cash flows, future short-term and long-term growth rates and discount rates for each of the reportable units. The Company expects to perform the impairment tests during the fourth fiscal quarter of each year.

          m.   Revenue recognition

               The Company's subsidiaries sell, license and support computer software, systems and disposable products.

               Software sales are accounted for in accordance with Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          m.   Revenue recognition (Cont.)

               Revenues from license fees or product sales are recognized when delivery of the product has occurred, the fee is fixed or determinable, collectibility is probable, vendor specific objective evidence exists to allocate total fees to elements of an arrangement (in the case of license fees) and persuasive evidence of an arrangement exists.

               Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

               When the products are warranted, a provision is recorded for probable costs, in connection with the warranties, based on the Company's subsidiaries' experience and estimates.

               Revenues from software licenses that require significant customization, integration and installation and from projects, related to software development, are recognized based on SOP 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts", according to which revenues are recognized on a percentage of completion basis. Percentage of completion is measured by the efforts expended method based on the ratio of hours performed to date to estimated total hours at completion. Anticipated losses on contracts are charged to earnings when identified. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

               When a right of return exists, an estimate of the allowance for returns is provided in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists". Reserves for estimated returns and allowances are provided at the time revenue is recognized. Such reserves are recorded based upon historical rates of returns and allowances and other factors.

               Deferred revenues include unearned amounts received under maintenance and support contracts and amounts received from customers but not recognized as revenues.

          n.   Research and development costs

               Research and development costs, net of grants received, are charged to the statement of operations as incurred. SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the subsidiaries' product development process, technological feasibility is established upon completion of a working model. Costs, incurred by the Company's subsidiaries between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, research and development costs are charged to the statement of operations, as incurred.

          o.   Advertising costs

               Advertising costs are charged to the consolidated statement of operations as incurred.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          p.   Royalty-bearing grants

               Royalty-bearing grants from the government of Israel for funding approved research and development projects, and royalty-bearing grants from the Government of Israel for the encouragement of marketing activity are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred. Such grants are included as a deduction of research and development costs and sales and marketing expenses, respectively.

               Research and development and marketing grants received by certain of the company's subsidiaries in 2003 amounted to $487 and $0, respectively, (2002 - $850 and $105, respectively).

          q.   Income taxes

               The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities, using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

          r.   Income (loss) per share

               Basic net income (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of ordinary shares and ordinary share equivalents outstanding during the year; ordinary share equivalents are excluded from the computation if their effect is anti-dilutive.

               In all periods presented all shares relating to the outstanding stock options have been excluded from the calculation of the diluted net loss per ordinary share because all such stock options were anti-dilutive. The total ordinary share equivalents relating to the outstanding options, excluded from the calculations of diluted net loss per share, was 1,799, 5,007 and 11,694 for the years ended December 31, 2003, 2002 and 2001, respectively.

          s.   Stock based compensation

               For stock options granted prior to 2003, the Company has elected to follow Accounting Principles Board Opinion No. 25, ("APB 25") "Accounting for Stock Issued to Employees" and the FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans. According to APB 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the exercise price. Compensation cost is recorded over the vesting period on a straight line basis.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          s.   Stock based compensation (Cont.)

               Effective January 1, 2003 the Company adopted the fair value recognition provisions of FASB Statement No.123 "Accounting for Stock-Based Compensation ("SFAS No.123"). Under the prospective method of adoption selected by the company under the provisions of FASB Statement No.148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No.148"), the recognition provisions will be applied to all employee awards granted, modified, or settled after January 1, 2003. Compensation cost is recorded over the vesting period on a straight line basis.

               The expense related to stock-based employee compensation included in the determination of net loss for 2003, 2002 and 2001 is less than that which would have been recognized if the fair value method had been applied to all awards granted after the original effective date of SFAS No.123. If the Company and its subsidiaries had elected to adopt the fair value recognition provisions of SFAS No.123 as of its original effective date, pro forma net loss and pro forma basic and diluted net loss per share would be as follows:

                                                                      Year ended December 31,
                                                                 -------------------------------
                                                                   2003       2002        2001
                                                                 -------   ---------   ---------
                  Net loss, as reported                          $(7,205)  $*(41,579)  $*(52,359)
                  Add: Stock-based employee compensation
                     expense included in reported net loss           973         933          29

                  Deduct: Total stock-based employee
                     compensation expense determined under the
                     fair value based method for all awards        1,377       2,876         974
                                                                 -------   ---------   ---------

                  Pro forma net loss                             $(7,609)  $ (43,522)  $ (53,304)
                                                                 =======   =========   =========
               Loss per share:
                  Basic - as reported                            $ (0.25)  $  *(1.58)  $  *(2.47)
                  Basic - pro forma                                (0.26)     *(1.66)     *(2.51)

                  Diluted - as reported                            (0.25)     *(1.58)     *(2.48)
                  Diluted - pro forma                              (0.26)     *(1.66)     *(2.52)

                  * Restated - See Note 7(d)(7)

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          s.   Stock based compensation (Cont.)

               The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2003, 2002 and 2001:

                                         2003   2002   2001
                                         ----   ----   ----
               Risk-free Interest Rate     1%   1.5%     3%

               Expected Dividend Yield     0%     0%     0%

               Expected Volatility        53%    39%    55%

               Expected Lives            2.7    2.1    2.7

               The Company provides the disclosures required by SFAS No. 123 and SFAS No. 148 in Note 18.

               Call options granted to employees to purchase shares in subsidiaries, affiliates and other companies are recorded at fair value using the Black-Scholes option-pricing model. The fair value of the option is recorded as a liability and changes in the liability are recorded as compensation expenses in general and administrative expenses.

          t.   Comprehensive income (loss)

               Comprehensive income (loss) consists of net income (loss) and other gains and losses affecting shareholders equity that under generally accepted accounting principles are excluded from the net income (loss). For the Company, such items consist of unrealized gains and losses on available for sale securities, foreign currency translation adjustments and minimum pension liabilities and unrealized losses on derivative instruments in an affiliated company (See Note 27).

          u.   Severance pay

               The Company's and its subsidiaries' liability for severance pay, with respect to their Israeli employees, is calculated pursuant to Israeli severance pay law and employee agreements based on the most recent salary of the employees. The Company's liability for all of its employees, is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

               The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

               Severance pay expenses for the years ended December 31, 2003, 2002 and 2001 amounted to $731, $611 and $277, respectively.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          v.   Discontinued operations

               Under SFAS No. 144, when a component of an entity, as defined in SFAS No. 144, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations only when the operations and cash flows of the component sold have been eliminated from the Company's consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

          w.   Fair value of financial instruments

               SFAS No. 107 "Disclosure about Fair Value of Financial Instruments," requires disclosure of an estimate of the fair value of certain financial instruments. The Company's financial instruments consist of cash and cash equivalents, marketable securities, short-term and long term deposits and debentures, trade receivables, other receivables, trade payables, other payables and short-term and long-term bank loans. The estimated fair value of these financial instruments approximates their carrying value as of December 31, 2003 and 2002, unless otherwise stated. The estimated fair values have been determined through information obtained from market sources and management estimates.

               It was not practical to estimate the fair value of the Company's investments in shares and loans of non-public affiliates and other companies because of the lack of a quoted market price and the inability to estimate the fair value of each investment without incurring excessive costs. The carrying amounts of these companies were $48,992 and $24,729 at December 31, 2003 and 2002, respectively, and they represent the original cost, net of impairment, and in the case of affiliates also the Company's equity, in the earnings or losses of the affiliates and its share in the changes of the affiliates equity, since the dates of acquisition.

          x.   Concentrations of credit risk

               Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, long-term bank deposits, marketable debentures and trade receivables.

               Cash and cash equivalents and bank deposits are invested mainly in U.S. dollars with major banks in the United States and Israel. Marketable debentures are debentures of U.S. corporations with high credit quality and with limited amount of credit exposure to any each corporation. Accordingly, the Company's management believes that minimal credit risk exists with respect to these investments.

               Trade receivables are derived from sales to major customers located primarily in Israel and in the U.S. The Company's subsidiaries perform ongoing credit evaluations of their customers and obtain letters of credit and bank guarantees for certain receivables. An allowance for doubtful accounts is determined with respect to those amounts that were determined to be doubtful of collection and a general allowance is provided to cover additional potential exposures.

               As of the balance sheet date there are no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          y.   Recently issued accounting pronouncements

               In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

               In general, a VIE is a corporation, partnership, limited-liability corporation, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligations to absorb losses or the right to receive returns generated by its operations.

               FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses) or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on a majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

               The Company has investments in and loans to various companies that are engaged primarily in the fields of high technology. Some of these companies are in their early stages of development and will require substantial third party investments until they can finance their activities without additional support from other parties. These companies are currently primarily funded with financing from venture capital funds, other holding companies and private investors. The investments in these companies are consolidated or accounted for by the equity method by the Company.

               The Company will apply the provisions of FIN 46 as of March 31, 2004. The Company is currently evaluating the effects of FIN 46 in respect of its investments. It is possible that some of its unconsolidated investees may be considered a VIE in accordance with FIN 46. Accordingly, if it is determined that the Company is the primary beneficiary of a VIE, the Company will be required to consolidate the financial statements of such a VIE with its own financial statements as of March 31, 2004.

               As of December 31, 2003, the Company's maximum exposure to loss does not exceed its investment in any of these companies.

          z.   Reclassifications

               Certain prior year amounts were reclassified to conform with current year financial statement presentation.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES

          a.   Elbit

               On May 15, 2002, Elron completed its merger with Elbit, a high technology operational holding company, in which it previously held 44%. As a result, each outstanding ordinary share of Elbit, other than shares held by Elron, was exchanged for 0.45 ordinary shares of Elron and, accordingly, Elron issued 5,617,601 ordinary shares. Elron also assumed options of Elbit held by Elbit's employees to purchase 240,525 ordinary shares of Elron with a fair value of $ 997.

               The purchase price of the Elbit acquisition was approximately $73,914, which was calculated as follows:

               Fair value of Elron ordinary shares issued   $70,220
               Transaction and other costs                    2,719
               Fair value of options assumed(*)                 975
                                                            -------

               Total                                        $73,914
                                                            =======

               (*) Net of intrinsic value of $22.

               Ordinary shares were valued based on the average price of Elron's ordinary shares during the period beginning on the day of the announcement of the exchange ratio (September 4, 2001) and ending five days thereafter. The fair value of options assumed was determined using the Black & Scholes pricing method.

               The purchase price has been allocated to the fair value of Elbit's tangible and intangible assets acquired and liabilities assumed, based on an analysis made by an independent valuation appraiser.

               Current assets                               $  2,216
               Long-term investments                          65,586
               Other long-term assets                          1,061
               Property and equipment, net                     6,285
               Goodwill (not deductible for tax purposes)    *12,135
               Liabilities assumed                           (23,369)
                                                            --------

               Net assets acquired                          $ 73,914
                                                            ========

               * After reduction of $6,600 due to reversal of valuation allowance in respect of deferred taxes - see below.

               At the acquisition date net deferred tax assets relating to loss carryforwards have been fully offset by a valuation allowance. Subsequent to that date, Elbit recorded a tax benefit in the amount of approximately $6,600 and $7,700 in 2002 and 2003, respectively, and reduced its valuation allowance in respect of the abovementioned deferred tax assets. Since the tax benefits recognized were in respect of the loss carryforwards of Elbit at the acquisition date, Elron recorded the entire tax benefit as a reduction to goodwill.

               The goodwill recorded relates to the "Other Holdings and Corporate Operations" segment and reflects the synergies that resulted from the combined entity, including a reduction in operational and management costs, the creation of an enhanced platform, a more simplified and efficient organizational structure and greater resources and scope of operations, which benefited Elron's subsidiaries and affiliated companies.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

          a.   Elbit (Cont.)

               Elbit's financial statements have been consolidated in the Company's consolidated financial statements subsequent to the date of the merger (May 15, 2002). See Note 9 for pro forma information.

          b.   DEP

               On May 6, 2002, Elron completed the purchase of shares of DEP in which it previously held 33%. Pursuant to the share purchase agreement signed on November 19, 2001, with Discount Investment Corporation Ltd. ("DIC"), which then held approximately 42% of Elron's shares, Elron issued 2,261,843 ordinary shares to DIC in exchange for DIC's investment (67%) in DEP, including rights to loans in the amount of approximately $3,529 provided by DIC to RDC, a subsidiary of DEP, in which DEP holds 48.04% of its outstanding shares (50.1% of the voting rights) and Rafael Armament Development Authority ("Rafael"), through its subsidiary Galram Technology Industry Ltd. ("Galram"), holds 47.84%. RDC was established for the purpose of exploiting Rafael's technology in non-military markets.

               DEP invests directly and indirectly (through RDC) in high technology companies, which are primarily engaged in the fields of communications, medical devices and semiconductors.

               The share purchase enhanced Elron's position in the high technology markets enabling Elron to manage existing DEP investments independently.

               The purchase price of the DEP acquisition was $ 29,502, of which $ 29,449 represents the fair market value of newly issued Elron ordinary shares, which has been calculated using the average price of Elron's shares during a period of a few days before and after the announcement date multiplied by the number of shares to be issued to DIC, and $ 53 represents transaction costs.

               The purchase price has been allocated to the fair value of DEP's tangible and intangible assets acquired and liabilities assumed, based on an analysis made by an independent valuation appraiser.

               The allocation of the purchase price was as follows:

               Current assets                                          $    467
               Long-term investments                                     38,233
               Property and equipment, net                                   19
               Intangible assets                                          2,339
               Liabilities assumed                                      (11,556)
                                                                       --------
               Total                                                   $ 29,502
                                                                       ========

               The amount of $ 38,233, allocated to investments in companies accounted for under the equity method, included amounts allocated to intangible assets of these equity investments and is net of any related deferred taxes. Out of the $ 38,233, the aggregate amount allocated to identifiable intangible assets of the equity investments was approximately $ 16,500 and an aggregate amount of approximately $ 6,500 has been recorded as goodwill. The goodwill is not deductible for tax purposes.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

          b.   DEP (Cont.)

               Net deferred tax assets relating to operating loss carryforwards have been fully offset by a valuation allowance at the share purchase date. In 2003 RDC recorded a tax benefit of approximately $1,200 and reduced its valuation allowance in respect of the abovementioned deferred tax asset. The tax benefit was recorded as a reduction to goodwill included in investments in affiliated companies.

               DEP's financial statements have been consolidated in the Company's consolidated financial statements subsequent to the date of the closing of the share purchase (May 6, 2002). See Note 9 for pro forma information.

          c.   Galil

               Galil develops, manufactures and markets systems and disposable kits for the performance of minimal invasive cryo-therapy by means of freezing tissues.

               1. On April 30, 2002, Elron and RDC converted notes of Galil, in which Elron then held 3.7% and in which RDC then held 32.1% in an amount of $3,160.

                    During 2002 and 2003, certain existing shareholders of Galil entered into note purchase agreements with Galil for an investment in convertible notes of Galil (the "Notes") in an aggregate amount of up to $16,000, according to which Elron and RDC together invested in the Notes approximately $5,700 and $3,700 in 2002 and 2003, respectively.

               2. On June 27, 2002, Elron purchased 10.75% of the outstanding shares of Galil from Lumenis Ltd. ("Lumenis") in consideration for $850. As part of the agreement, Lumenis has the right to receive a future earn-out payment, conditional upon the occurrence of certain events on or before May 27, 2004 in accordance with the terms of the share purchase agreement. As a result of this transaction, Elron's direct interest in Galil increased to 15.09% and together with its indirect share through RDC, Elron has acquired a controlling voting interest in Galil and, accordingly, Galil's financial statements have been consolidated in the Company's consolidated financial statements subsequent to the date of the purchase from Lumenis. See Note 9 for pro forma information.

               The amount allocated to technology and the remaining technology which arose from previous acquisitions, amounted to approximately $ 4,600. The estimated useful life of the technology was 9 years.

               3. On July 1, 2003, Galil announced the completion of the merger of Galil's urology business and the Brachytherapy business of Amersham plc (LSE, NYSE, OSE: AHM) ("Amersham"). According to an agreement signed on April 22, 2003, a new company, Oncura Inc. ("Oncura"), was incorporated. Oncura provides minimally invasive treatment options for prostate cancer using brachytherapy and cryotherapy technologies. At the closing, Amersham and Galil each contributed the assets necessary for Oncura to conduct the Cryotherapy business and the Brachytherapy business, respectively, in the urology field and in exchange, Amersham received 78%

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

          c.   Galil (Cont.)

                    and Galil received 22% of the outstanding shares of Oncura. In addition, at the closing, Galil purchased 3% of Oncura from Amersham in consideration for $4,500 resulting in Galil's owning an aggregate interest of 25% in Oncura. Through balance sheet date $ 3,000 had been paid and the balance is due in June 2004. Until the payment of the balance, 4% of Oncura shares held by Galil, are pledged in favor of Amersham.

                    Galil and Amersham each entered, separately, into supply and R&D service agreements pursuant to which Galil and Amersham shall provide Oncura with certain exclusive supply, manufacturing and R&D services, upon a cost plus basis, according to terms and conditions stipulated in the relevant agreements.

                    Galil accounted for the transfer of its business in exchange for an interest in Oncura as a non-monetary exchange which is to be recorded at fair value. The fair value of the transaction was determined based on an independent valuation of Oncura, according to which the fair value of Oncura is approximately $150,000. As Galil retains an indirect interest in the tangible and intangible assets transferred to Oncura, the portion of the gain relating to the interest retained is to be deferred until realization by sale or amortization by Oncura. Accordingly, the investment in Oncura, which is to be accounted for under the equity method, was recorded in the amount of approximately $30,000.

                    As a result, a gain on the transaction of approximately $21,200 was recorded in the statement of operations under "Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net". The gain is net of realization of goodwill, related to the "Other Holdings and Corporate Operations" segment, in the amount of approximately $500. Elron's share in the gain (net of minority interest and income taxes) amounted to approximately $4,400.

                    The investment in Oncura as of the date of the transaction included amounts allocated to goodwill of approximately $14,200, to other intangibles of $23,800 and to deferred tax liabilities of $ 9,100.

                    In 2003, Galil signed a loan agreement with Oncura, according to which Galil has committed to extend loans to Oncura up to an aggregate principal amount of $2,000. As of December 31, 2003, Galil advanced $875 to Oncura in respect of this agreement. The loan bears an interest rate of Libor+0.75% per annum and is to be repaid on July 1, 2004. The loan is included in the balance sheet under "Other receivables and prepaid expenses".

               4. In September and December 2003, certain shareholders of Galil granted convertible loans to Galil in the amount of $1,200 (the "First Loan") and $2,000 (the "Second Loan") respectively. Elron and RDC together advanced approximately $ 700 and $ 1,200, in respect of the First Loan and the Second Loan, respectively.

               5. On January 31, 2004, Galil and its shareholders, entered into an agreement to restructure the share capital of Galil pursuant to which all outstanding preferred shares, notes convertible into preferred shares and the First Loan were converted into ordinary shares and all their associated rights were cancelled. As a result of the restructure, Elron's and RDC's respective holdings in Galil increased to 19.1% and 36.8%. Galil has an option under certain conditions to repay the Second Loan or convert it into ordinary shares under the terms of the share capital restructure.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

          d.   ESW

               On September 2, 2003, Elron's majority owned subsidiary, ESI, sold substantially all of its assets and business to Zix Corporation ("Zix"), a publicly traded company on Nasdaq (Nasdaq:
               ZIXI) and a global provider of e-messaging protection and transaction services. In consideration for the assets and business sold, Zix issued to ESI 1,709,402 unregistered shares of its Common stock, with a market value of approximately $ 6,000 and a convertible note bearing an interest rate of 5.75% ("the Note") in the amount of $ 1,000. The Note was converted into 262,454 shares of Zix Common stock, in the fourth quarter of 2003. As part of the transaction, Zix assumed certain liabilities of ESI in the net amount of approximately $1,000. Following the transaction, ESI changed its name to ELRON SW, INC. ("ESW").

               In determining the gain on the sale of ESI's business, Elron valued the Zix Common stock at $ 5,400 (a discount from market value of approximately 10% due to certain restrictions on their sale). Accordingly, Elron recorded a gain on the sale of approximately $4,100 of which $2,500 represents elimination of a liability to minority shareholders previously recorded by Elron with respect to options granted to ESW's employees due to the expiration of the unexercised options.

               The business sold by ESW represents a component of an entity as defined in SFAS No. 144 and since the criteria for reporting discontinued operations under SFAS No. 144 is met, the results of operations of the business and the gain on the sale have been classified as discontinued operations in the statement of operations. Comparative data have been reclassified accordingly.

               The Zix Common stock is accounted for as available for sale securities in accordance with SFAS No. 115. See Note 5(3) regarding the sale of Zix shares.

          e.   Mediagate

               1. In 2002, Elron converted loans advanced to Mediagate during 2001 and 2002 in the amount of $3,588 to 32,828,510 preferred F shares and invested approximately $2,500 through a rights offering for which Elron received 58,562,543 preferred F shares. As a result of these transactions, Elron's interest in Mediagate's outstanding shares increased from 29% to approximately 68% and accordingly the accounts of Mediagate have been consolidated with those of Elron subsequent to the date of the additional investment. See
                    Note 9 for pro forma information.

                    The amount allocated to technology and the remaining technology which arose from previous acquisitions amounted to approximately $4,400. The estimated useful life of the technology was 7 years. The excess of the purchase price over the estimated fair values of the identifiable net assets acquired in the amount of approximately $2,500 was recorded as goodwill, which is not deductible for tax purposes. The goodwill relates to the "Other Holdings and Corporate Operations" segment.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

          e.   Mediagate (Cont.)

               2. On December 16, 2003, Mediagate signed an agreement with Telrad Networks Ltd. ("Telrad"), for the sale of its technology and related intellectual property assets. Telrad is an Israeli corporation providing telecommunications solutions worldwide. The closing of the transaction occurred on January 28, 2004. According to the agreement, the consideration for the technology is in the form of royalties, up to a maximum of $ 5,000, to be paid on future sales through December 31, 2009, of products that are based on Mediagate's technology. The royalties range from 5% of sales in 2004 and increase gradually up to 15% of sales in 2009.

                    Based on an independent appraisal, the royalties to be received approximate the carrying value of the technology sold. Accordingly, the above transaction did not have any effect on the Company's consolidated results of operations.

                    The royalties to be received are pledged to secure bank loans of Mediagate (see Note 17f).

          f.   Elbit VFlash ("VFlash")

               On September 23, 2002, VFlash, a wholly-owned subsidiary of Elbit, sold a significant portion of its assets to 24/7 Real Media Inc. ("24/7"), a publicly traded company on Nasdaq (Nasdaq:
               TFSM), in exchange for 4,100,000 common shares of 24/7. 24/7 provides marketing and technology solutions to online marketers and publishers.

               Concurrently with the above sale, Elron invested through Elbit, $ 1,000 in consideration for 100,000 convertible preferred shares of 24/7 which were converted in February 2003, into 4,840,271 shares.

               The Company viewed the sale of Vflash's principal assets and the purchase of the preferred shares as one transaction and accordingly recorded a gain of approximately $ 2,000 in respect of the sale based on the closing price of 24/7 at the date of the transaction. The business sold by VFlash represents a component of entity as defined in SFAS No. 144 and since the criteria for reporting discontinuing operations under SFAS No. 144 is met, VFlash's results of operations and the above gain were classified as discontinued operations in the statement of operations.

               The common shares had been accounted for as available for sale securities in accordance with SFAS 115. In 2003, all of the 24/7 shares were sold (See Note 5(4)).

NOTE 4:- CASH AND CASH EQUIVALENTS

          Includes mainly bank deposits in U.S. dollars, bearing weighted average interest rate of 1.08% per annum (December 31, 2002 - 1.32%).

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 5: - SHORT-TERM INVESTMENTS

                                            Weighted Average
                                             Interest rate        December 31,
                                            ----------------   ----------------
                                                    %            2003     2002
                                                  ----         -------   ------
Available-for-sale securities: (1)
   Debentures                                     5.61         $ 1,971   $   --
   Zix (2)                                                       7,159       --
   24/7 (3)                                                         --      776
   Other                                                            --    2,386
                                                               -------   ------
                                                                 9,130    3,162
Certificate of deposits                           3.69           1,558
Held-to-maturity debentures (4)(5)                5.95           1,237       12
Bank deposits (5)                                 1.15          25,223       --
Trading securities                                                  10        6
                                                               -------   ------

                                                               $37,158   $3,180
                                                               =======   ======

          (1)  Includes unrealized gains                       $ 4,458   $   --
                                                               =======   ======

               Includes unrealized losses                      $    12   $  585
                                                               =======   ======

          (2) As of December 31, 2003 represents 854,701 shares of Zix which were received in consideration for the sale of ESW's business (see Note 3d) and constitute approximately 3% of the outstanding share capital of Zix.

               Of the 1,709,402 shares received, 1,117,155 shares (including 262,454 shares which resulted from the conversion of the convertible note) were sold in 2003 in consideration for approximately $ 9,000, resulting in a realized gain of approximately $4,800 ($ 3,200 net of tax). The remaining shares are subject to a lock-up agreement with Zix and may be sold ratably on a monthly basis until September 2004.

               Subsequent to the balance sheet date and through March 9, 2004, Elron sold an additional 271,812 shares of Zix in consideration for approximately $3,200, resulting in a gain of approximately $2,300 ($1,500 net of tax), which will be recorded in the first quarter of 2004.

          (3) In 2003, all the shares of 24/7 received in consideration for the sale of the VFlash business (see Note 3f) were sold for a total consideration of approximately $5,200, resulting in a realized gain of approximately $2,000 ($800 net of tax).

          (4) As of December 31, 2003, the fair value of held-to-maturity debentures approximated their carrying value.

          (5) As of December 31, 2003 the debentures and deposits are used to secure current maturities of long-term loans taken by ESW and ETI.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 6:- TRADE RECEIVABLES, NET

                                                         December 31
                                                       ---------------
                                                        2003     2002
                                                       ------   ------
Open balances *                                        $3,715   $7,824
Unbilled receivables                                    1,301    1,414
                                                       ------   ------

                                                       $5,016   $9,238
                                                       ======   ======

* Net of allowance for doubtful accounts               $  398   $  845
                                                       ======   ======

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES

          a.   Affiliated companies are as follows:

                                                                             December 31,
                                                                          -------------------------
                                                                              2003         2002
                                                                              ----         ----
                                                                                   % of
                                                                   Note   outstanding share capital
                                                                  -----   -------------------------
               Elbit Systems ("ESL")                              7d(1)       19.7         19.9
               Given Imaging                                      7d(6)       23.2         30.4
               Chip Express                                       7d(3)       36.1         33.0
               NetVision                                          --          45.7         45.7
               Wavion                                             7d(4)       37.5         44.7
               K.I.T e-Learning                                   7d(5)       45.0         28.6
               AMT                                                7d(2)       28.3         28.3
               3DV Systems                                        7d(8)       47.7         47.7
               Oncura                                             3c          25.0           --
               Oren *                                             7d(7)       40.9         17.3
               Pulsicom                                           --          18.2         17.0
               Notal Vision                                       --          23.6           --
               CellAct                                            --          45.0         45.0
               Witcom                                             --          32.9         32.9
               Ingeneo                                            --          28.0         33.0
               Semiconductor Engineering Laboratories ("SELA")                49.5         49.5

               *    Restated - See Note 7(d)(7)

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

          b.   Composition of investments: (1)(2)

                                                                                      December 31
                                                                                 --------------------
                                                                                   2003        2002
                                                                                 --------   ---------
               As of December 31, 2003
               ESL                                                               $ 87,672   $  82,715
               Given Imaging                                                       23,665      32,779
               Oncura                                                              29,674          --
               Others                                                              15,808     *16,710
                                                                                 --------   ---------

                                                                                 $156,819   $*132,204
                                                                                 ========   =========
               (1)  Includes loans and convertible loans                         $  3,298   $   7,849
                                                                                 ========   =========

               (2)  Difference between the carrying amounts of investments and the Company's share in the net equity of affiliates,
                    attributed to technology, goodwill and other intangible
                    assets                                                       $ 45,311   $  21,275
                                                                                 ========   =========
                    *Restated - See Note 7(d)(7)

          c.   Fair market value of marketable securities:

                                                             December 31
                                                      ------------------------
                                                             2003   2002
                                                             ----   ----
                                  Stock Exchange      U.S. dollars in millions
                               --------------------   ------------------------
               ESL             Tel -Aviv and Nasdaq          $143   $126
               Given Imaging   Nasdaq                        $107   $ 71

          d.   Additional information

               1.   ESL

                    In 2001 and 2002 Elron sold 380,000 shares of ESL, each year, for approximately $ 6,600 and $ 5,900, respectively, resulting in a gain of approximately $3,000 and $1,800, respectively. Following the sales and exercise of options by employees of ESL, Elron's share in ESL decreased to 19.7%. Elron continues to account for ESL under the equity method due to a shareholders' agreement with the primary shareholder of ESL, the Federmann Group. The shareholders' agreement includes joint voting arrangements with respect to the nomination of an equal number of directors to ESL's board of directors and limitation on the transfer of shares in ESL, including first refusal rights and tag along rights.

               2.   AMT

                    In August 2002, Elron completed an investment of approximately $ 5,000 in convertible notes of A.M.T Advanced Metal Technologies Ltd. ("AMT"). AMT, an Israeli private company, develops, markets and licenses technologies, through its group companies, for amorphous and nano-crystalline advanced materials, for a wide range of commercial applications. Currently, AMT is focusing on two of its group companies, namely A.H.T. Advanced Heating Technologies Ltd., which uses amorphous metals for heating products, and A.C.S. Advanced Coding Systems Ltd., which develops, markets and sells products using amorphous metals for brand protection against counterfeiting and diversion and anti-shoplifting electronic article surveillance.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

          d.   Additional information (Cont.)

               2.   AMT (Cont.)

                    The investment was part of an aggregate investment in AMT of approximately $ 8,700 of which the existing shareholders of AMT invested approximately $ 3,700. The notes are convertible into preferred shares of AMT or into shares held by AMT in certain of its subsidiaries. Elron is entitled to the rights attached to the convertible notes on an "as converted" basis as a shareholder of AMT and in addition, has special voting rights in certain specified circumstances. As a result Elron holds approximately 28% of AMT on a diluted basis (excluding warrants) and "as converted basis".

                    In addition, Elron and the other investors in AMT were issued warrants to purchase preferred shares of AMT for a total amount of up to approximately $ 19,140, which may be exercised over various periods up to a maximum of 48 months from one year following the closing.

                    In December 2002 and in 2003, Elron granted convertible loans to AMT in the aggregate amount of approximately $1,500. The loans bear interest at 8% and shall be converted, under certain conditions, into convertible notes of AMT upon the same terms and conditions as Elron's original investment.

               3.   CHIP EXPRESS

                    a. In 2002, Chip Express Corporation ("Chip Express"), in which Elron held approximately a 35% interest, issued, approximately 22,317,400 redeemable preferred shares in consideration for $16,520 in a private placement. Elron purchased approximately 6,984,000 redeemable preferred shares in consideration for approximately $5,000, of which approximately $500 was paid by a conversion of a convertible note. As a result, Elron's interest in Chip Express decreased to approximately 33%.

                    b. Subsequent to balance sheet date, on March 4, 2004, Chip Express issued approximately 7,594,936,710 redeemable preferred shares in consideration for $12,000, in a private placement. Elron purchased approximately 1,632,564,563 redeemable preferred shares in consideration for approximately $2,600. As a result, Elron's interest in Chip Express decreased to approximately 26%.

               4.   WAVION

                    During 2001 and 2002, Elron invested $1,000 and $500, respectively, in Wavion Inc. ("Wavion") in which Elron then held approximately 45%, by way of convertible loans.

                    In 2003, Elron invested $3,000 in Wavion in consideration for Series B preferred shares, out of an aggregate amount of $12,500 raised by Wavion in a private placement from Elron and a new investor. In addition to this investment, Elron converted the above mentioned loans into Series A1 preferred shares. As a result, Elron's ownership interest in Wavion decreased to approximately 38%.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

          d.   Additional information (Cont.)

               5.   K.I.T. eLEARNING B.V.

                    In July 2003 Elron invested $2,000 in K.I.T. eLearning B.V ("K.I.T. eLearning", formerly Kidum Holding B.V.), in consideration for Series B-2 preferred shares, as part of an aggregate investment of $4,000, the balance of which was invested by DIC. K.I.T. eLearning was previously the operating subsidiary of KIT in which Elron held approximately 29%. In addition to this investment, Elron's holdings in KIT and a loan in the amount of $1,500 (which was granted during 2001 and 2002) were converted into shares of K.I.T. eLearning. The loan was converted to Series B-1 preferred shares. The investment in K.I.T. eLearning, which was received in consideration for the shares of KIT, was recorded at the carrying value of Elron's previous investment in KIT. Following the transaction and the loan conversion, Elron holds approximately 45% of K.I.T. eLearning's outstanding shares.

               6.   GIVEN IMAGING LTD.

                    a. During 2002, Elron and RDC sold 98,666 shares and 500,000 shares, respectively, of Given Imaging Ltd. ("Given") in consideration for approximately $ 1,100 and $ 5,900, respectively. In addition, a former senior executive of RDC exercised a call option granted to him in 1999, and purchased from RDC 172,800 shares of Given at an exercise price of $ 0.17 per share (see also Note
                         14d). As a result of the above transactions, a gain of approximately $ 5,300 was recorded in 2002.

                         In 2003, RDC sold 753,600 shares of Given for a total consideration of approximately $7,800, resulting in a gain of approximately $4,400 ($70 net of tax and minority interest).

                         As a result of these transactions, Elron's consolidated interest in Given decreased to approximately 23%.

                    b. On May 12, 2003, a Share Purchase Agreement was signed between RDC, Elron and Rafael, according to which, RDC sold two million unregistered shares of Given to Elron and Rafael (one million each) for a total consideration of $12,184. RDC used $5,000 of the proceeds to repay shareholders' loans to Rafael and Elron. This transaction did not have any effect on the Company's consolidated results of operations and the Company's consolidated interest in Given.

                    c. RDC's board of directors decided that RDC would purchase 4.1% of its shares held by former senior employees in consideration for 235,000 shares of Given held by RDC. The purchase is subject to the approval of the court.

               7.   OREN SEMICONDUCTOR INC. ("OREN")

                    During 2002, Elron, among other existing shareholders of Oren, invested approximately $2,500 out of $6,900 in Oren by way of long-term convertible loans.

                    In July 2003, Elron invested $3,000 in Oren, as part of an aggregate investment of $8,000 from existing shareholders and from Zoran Corporation (Nasdaq: ZRAN).

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

          d.   Additional information (Cont.)

               7.   OREN SEMICONDUCTOR INC. ("OREN") (Cont.)

                    In addition to this investment, Elron and other existing shareholders converted all the loans previously granted to Oren, in the amount of approximately $8,400, of which Elron's part was approximately $4,400. Following the investment and the loan conversion, Elron's interest in Oren increased from 17% to approximately 41%.

                    As a result of this transaction, Elron is able to exercise significant influence in Oren. In accordance with APB 18, "The Equity Method of Accounting for Investments in Common Stock", Elron's interest in Oren, which was previously accounted for by Elron at cost, is accounted for retroactively under the equity method of accounting ("step-by-step acquisition"). Implementing step-by-step acquisition resulted in a restatement of Elron's financial statements for all prior periods in which Elron's investments in Oren were recorded at cost.

                    Following are the effects of the restatement:

               (1)  Consolidated balance sheet

                                                             December 31, 2002
                                                     ---------------------------------
                                                        As       Effect of       As
                                                     reported   restatement   restated
                                                     --------   -----------   --------
               Investments in affiliated companies   $131,256     $   948     $132,204
               Investments in other companies and
                  long-term receivables                97,158      (8,024)      89,134
               Accumulated deficit                    (18,066)     (7,076)     (25,142)
               Total shareholders' equity             266,517      (7,076)     259,441

               (2)  Consolidated statements of operations and comprehensive loss

                                                        Year ended December 31, 2002
                                                     ---------------------------------
                                                        As       Effect of       As
                                                     reported   restatement   restated
                                                     --------   -----------   --------
               Equity in losses of affiliated
                  companies                          $(21,911)    $(2,278)    $(24,189)
               Net loss                               (39,301)     (2,278)     (41,579)
               Total comprehensive loss               (74,003)     (2,278)     (76,281)
               Basic net loss per share                 (1.50)      (0.08)       (1.58)
               Diluted net loss per share               (1.50)      (0.08)       (1.58)

                                                        Year ended December 31, 2001
                                                     ---------------------------------
                                                        As       Effect of       As
                                                     reported   restatement   restated
                                                     --------   -----------   --------
               Equity in losses of affiliated
                  companies                          $(27,242)    $(1,545)    $(28,787)
               Net loss                               (50,814)     (1,545)     (52,359)
               Total comprehensive loss               (45,042)     (1,545)     (46,587)
               Basic net loss per share                 (2.40)      (0.07)       (2.47)
               Diluted net loss per share               (2.41)      (0.07)       (2.48)

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

          e.   Summarized information

               Summarized combined financial information is as follows:

                                                                 Chip
                                            ESL       Given     Express      AMT      Others
                                        ----------   -------   --------   --------   --------
December 31, 2003:

   Balance sheet information:
      Current assets                    $  577,715   $42,625   $  8,141   $  1,349   $ 55,725
      Non-current assets                   446,021    12,944      2,753      2,175     49,941
      Total assets                       1,023,736    55,569     10,894      3,524    105,666
      Current liabilities                  378,017     7,655      3,810      4,822     70,713
      Non-current liabilities              188,525     1,192        557     11,264     31,936
      Minority interest                      4,115     1,924         --        472         --
      Redeemable preferred stock                --        --     41,800         --      1,189
      Shareholders' equity (deficiency)    452,079    44,798    (35,273)   (13,034)     8,273

Year Ended December 31, 2003:

Statement of operations information:
Revenues                                $  897,980   $40,359   $ 13,746   $  1,359   $ 89,490
Gross profit                               224,419    26,988      2,664       (527)    23,307
Net income (loss) from continuing
   operations and net income (loss)         45,945    (9,609)    (7,813)    (3,796)   (17,660)

                                              ESL        Given     Others
                                          ----------   --------   --------
December 31, 2002:

   Balance sheet information
      Current assets                      $  566,800   $ 56,059   $ 47,759
      Non-current assets                     433,350     12,669     24,859
      Total assets                         1,000,150     68,728     72,618
      Current liabilities                    360,780     12,087     56,151
      Non-current liabilities                223,292        882     26,324
      Minority interest                        4,717      2,182         86
      Redeemable preferred stock                  --         --     44,384
      Shareholders' equity (deficiency)      411,361     53,577    (54,327)

Year ended December 31, 2002:

Statement of operations information:
   Revenues                               $  827,456   $ 28,904   $ 88,843
   Gross profit                              222,143     16,997     17,659
   Net income (loss) from continuing
      operations and net income (loss)        45,113    (18,310)   (34,458)

                                             ESL      Elbit     Netvision    Others
                                          --------   --------   ---------   --------
Year ended December 31, 2001:

   Statement of operations information:
   Revenues                               $764,501   $  1,000    $58,909    $ 46,246
   Gross profit                            210,544        499      5,450      15,657
   Net income (loss) from continuing
      operations                            40,796    (31,539)    (3,601)    (87,525)
  Net Income (loss)                         40,796    (30,588)    (3,601)    (87,525)

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

          f.   Goodwill and intangible assets allocated to investments

               The annual estimated amortization expense relating to intangible assets allocated to investments accounted for under the equity method, which will be included in the line item "Equity in losses of affiliated companies" in the statement of operations, for each of the five years in the period ending December 31, 2008 is approximately as follows:

                        Total amortization
                        ------------------
               2004 -         $2,200
               2005 -         $2,100
               2006 -         $2,400
               2007 -         $2,300
               2008 -         $2,300

               The remaining weighted average amortization period of the intangible assets is approximately 13 years.

               At the balance sheet date, the Company has unamortized goodwill in the amount of $18,200 allocated to investments accounted for under the equity method.

          g.   Impairment

               As a result of an other-than-temporary decline in value of certain investments, the company recorded impairment losses with respect to affiliated companies of $500, $2,400 and $3,300, in 2003, 2002 and 2001, respectively. Such impairment losses are included as part of the Company's equity in losses of affiliated companies.

NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES

                                                              December 31
                                                          ------------------
                                                            2003      *2002
                                                          --------   -------
Marketable securities presented as available- for- sale
   securities: (1)
Partner (2)                                               $124,315   $78,578
Other                                                          556        --
                                                          --------   -------

                                                           124,871    78,578
                                                          --------   -------

Partnerships                                                 2,136     2,447

Other investments and long-term receivables (3)              1,792    *8,109
                                                          --------   -------
                                                             3,928    10,556
                                                          --------   -------
                                                          $128,799   $89,134
                                                          ========   =======

(1) Includes unrealized gains                             $ 78,607   $14,176
                                                          ========   =======

* Restated - See Note 7(d)(7)

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)

               (2)  PARTNER COMMUNICATIONS COMPANY LTD. ("Partner")

                    As of December 31, 2003 Elbit holds 15,856,551 shares of Partner (December 31, 2002, 22,134,777 shares). In 2003,
                    Elbit sold 6,278,226 shares of Partner, in which it previously held 12.2%, in consideration for approximately $29,300. As a result, Elron recorded a realized gain of approximately $11,000 ($7,100 net of tax). As of December 31, 2003, Elbit holds approximately 8.7% of the outstanding shares of Partner. See Note 17(d) regarding the pledging of Partner shares.

               (3) During 2003, Elron recorded an impairment loss of approximately $3,700 in respect of certain investments and receivables, mainly receivables relating to the sale of Textology (previously consolidated subsidiary) and Cellenium (In 2002 - $1,000).

NOTE 9:- SUPPLEMENTAL PRO FORMA INFORMATION (UNAUDITED)

          The pro forma information presents the results of operations of Elron after giving effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil and Mediagate as if they had been in effect at the beginning of each of the reported periods, and includes the effect of amortization of intangible assets from these dates.

          The following pro forma information is based upon the historical financial statements (after restatement, as discussed in Note 7(d)(7) and after reclassification of discontined operations) of Elron, Elbit, DEP, Galil and Mediagate. The pro forma data does not incorporate, nor does it assume, any benefits from cost savings or synergies of the combined companies.

          The pro forma data is presented for comparative purposes only and is not necessarily indicative of the operating results that would have occurred had the merger, the share purchase or the acquisition of a controlling interest in Galil and Mediagate been consummated at the dates indicated, nor are they necessarily indicative of future operating results or financial condition.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 9:-  SUPPLEMENTAL PRO FORMA INFORMATION (UNAUDITED) (Cont.)

          Pro forma combined results of operations

                                                                          Year ended December 31,
                                                                   ------------------------------------
                                                                       2003         2002        2001
                                                                   -----------   ----------   ---------
                                                                   As reported    Proforma     Proforma
                                                                   -----------   ----------   ---------
          Net revenues                                               $16,547      $  17,608   $  27,166
          Net loss from equity investments                            (8,698)      *(16,308)   *(26,971)
          Gain from disposal of businesses and affiliated
             companies and changes in holdings in affiliated
             companies, net                                           25,754          6,674       3,612
          Other expenses, net                                         14,665          1,801     (18,636)
                                                                     -------      ---------   ---------

          Total income (expenses)                                     48,268         *9,775    *(14,829)
          Costs and expenses                                          37,497         52,973      71,056
                                                                     -------      ---------   ---------

          Income (loss) before tax benefit (taxes on income)         $10,771      $*(43,198)  $*(85,885)
                                                                     =======      =========   =========

          Loss from continuing operations                            $(6,970)     $*(34,005)  $*(69,708)
                                                                     =======      =========   =========

          Net loss                                                   $(7,205)     $*(54,649)   *(91,713)
                                                                     =======      =========   =========

          Basic net loss from continuing operations per share        $ (0.24)     $  *(1.17)  $  *(2.40)
                                                                     =======      =========   =========
          Diluted net loss from continuing operations per share      $ (0.24)     $  *(1.17)  $  *(2.41)
                                                                     =======      =========   =========
          Basic net loss per share                                   $ (0.25)     $  *(1.88)  $  *(3.15)
                                                                     =======      =========   =========
          Diluted net loss per share                                 $ (0.25)     $  *(1.88)  $  *(3.16)
                                                                     =======      =========   =========

          Weighted average number of shares used in computation
             of basic and diluted net loss per share (thousands)      29,194         29,131      29,070
                                                                     =======      =========   =========

          *Restated - see Note 7 (d)(7).

          Pro forma results of operations for the year ended December 31, 2001, include amortization of goodwill in the amount of approximately $2,300. Goodwill is no longer being amortized in accordance with SFAS No. 142, effective as of January 1, 2002.

NOTE 10:- LONG-TERM DEBENTURES AND BANK DEPOSITS

          As of December 31, 2003 the balance included a $700 debenture, bearing an interest rate of 5.3% per annum with a maturity date in 2006. The fair value of the debenture as of December 31, 2003 approximated its carrying value.

          As of December 31, 2002 the balance included $5,300 debentures and $23,600 deposits which were classified as long-term assets since they were used to secure long-term loans taken by ETI and ESW (See Note 17(c)). As of December 31, 2003 the abovementioned loans were classified as current liabilities and accordingly these debentures and deposits were presented as short-term investments. (See also Note 5).

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 11:- PROPERTY AND EQUIPMENT, NET

                                               Year ended December 31
                                               ----------------------
                                                    2003     2002
                                                  -------   -------
          Land and Building                       $10,177   $10,292
          Leasehold improvements                    2,279     2,527
          Computers, furniture and machinery        2,040     9,032
          Motor vehicles                              691       989
                                                  -------   -------

                                                   15,187    22,840
          Less - accumulated depreciation           6,870    11,264
                                                  -------   -------

          Property and equipment, net             $ 8,317   $11,576
                                                  =======   =======

          Depreciation expense amounted to approximately $1,590, $2,360 and $2,628 for the years ended December 31, 2003, 2002 and 2001, respectively

NOTE 12:- GOODWILL AND OTHER INTANGIBLE ASSETS

                                                                         December 31
                                                         Period of    -----------------
                                                       amortization     2003      2002
                                                       ------------   -------   -------
                                                          years
          Cost:
          Technology and other intangible assets (1)      5-12        $14,140   $25,051
          Goodwill (2)                                                 14,698    24,809
                                                                      -------   -------

                                                                       28,838    49,860
                                                                      -------   -------
          Accumulated amortization:
          Technology and other intangible assets (1)                    4,172     6,474
          Goodwill (2)                                                  2,679     3,271
                                                                      -------   -------

                                                                        6,851     9,745
                                                                      -------   -------

          Amortized cost                                              $21,987   $40,115
                                                                      =======   =======

          1. During 2002 technology and other intangible assets increased by $7,223 as a result of the acquisition of a controlling interest in Galil and Mediagate (see Note 3). During 2003, technology and other intangible assets were realized as a result of the sale of the urology business of Galil and the business of ESW. (See Note 3c and 3d, respectively).

          2. The annual estimated amortization expense relating to Elron's intangible assets, other than goodwill existing as of December 31, 2003, for each of the five years in the period ending December 31, 2008 is approximately as follows:

                          Total amortization
                          ------------------

               2004   -        $  800
               2005   -        $1,000
               2006   -        $1,400
               2007   -        $1,800
               2008   -        $1,600

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 12:- GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)

          3. The changes in the carrying amount of goodwill for the year ended December 31, 2003 and 2002 are as follows:

                                                                                   Other
                                                                                  Holdings
                                                                                    and
                                                         Internet   System and   Corporate
                                                         products    projects    operations    Total
                                                         --------   ----------   ----------   -------
               Balance as of January 1, 2002              $ 1,085     $ 7,748      $    --    $ 8,833
               Goodwill acquired during the year (net
                  of subsequent adjustments)                   --          --       15,062     15,062
               Goodwill relating to businesses sold            --      (2,157)        (200)    (2,357)
                                                          -------     -------      -------    -------
               Balance as of December 31, 2002            $ 1,085     $ 5,591      $14,862    $21,538

               Goodwill relating to businesses sold        (1,085)         --         (781)    (1,866)
               Adjustment of goodwill due to reversal
                  of valuation allowance in respect to
                  deferred tax assets - see Note 3(a)
                  and 3(b)                                     --          --       (7,653)    (7,653)
                                                          -------     -------      -------    -------
               Balance as of December 31, 2003            $    --     $ 5,591      $ 6,428    $12,019
                                                          =======     =======      =======    =======

          4. Until December 31, 2001, goodwill was amortized over a period of 7-10 years.

          5. The following transitional information is presented to reflect net loss and loss per share for the year ended December 31, 2001 adjusted to exclude amortization of goodwill:

                                                  Year ended
                                                 December 31
                                                     2001
                                                 -----------
               Reported net loss                   $*52,359
               Goodwill amortization                  1,565
                                                   --------

               Adjusted net loss                   $ 50,794
                                                   ========
               Loss per share:
               Reported basic loss per share       $  *2.47
               Goodwill amortization                   0.07
                                                   --------

               Adjusted basic loss per share       $  *2.40
                                                   ========

               Reported diluted loss per share     $  *2.48
               Goodwill amortization                   0.07
                                                   --------

               Adjusted diluted loss per share     $  *2.41
                                                   ========

          *    Restated - see Note 7 (d)(7).

NOTE 13:- SHORT-TERM LOANS FROM BANKS AND OTHERS

          Includes primarily loans from banks in U.S. dollars, bearing interest of Libor plus a weighted average of 1.63% (In 2002 Libor plus a weighted average of 2.3%).

          As of December 31, 2003, the amount includes a loan of approximately $900 from the minority shareholders of a subsidiary. The loan bears interest at a rate of Libor plus 2%.

          (The Libor rate as of December 31, 2003 and 2002 is 1.16% and 1.4%, respectively).

          For liens - see Note 17(c).

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 14:- OTHER PAYABLES AND ACCRUED EXPENSES

                                                       December 31
                                                    -----------------
                                                      2003      2002
                                                    -------   -------
          Payroll and related expenses (1)          $ 2,752   $ 3,462
          Provision for income taxes                    521     1,247
          Accrued expenses                            1,364     2,815
          Accrued projects expenses                   1,323     1,451
          Deferred revenues                              --     2,914
          Employees call options (2)                  2,146     1,189
          Others                                      5,514     3,438
                                                    -------   -------

                                                    $13,620   $16,516
                                                    =======   =======

          (1) Includes provision for vacation pay   $   876   $ 1,458
                                                    =======   =======

          (2)  EMPLOYEE CALL OPTIONS

          a. As part of the retirement benefit approved by the Company's shareholders in December 1999, a former Chairman of the Board of Directors and President and CEO received an option to purchase from the Company 2% of its holdings in ESW for $0.50 per share. The option was immediately exercisable and will expire on December 2004. The option is accounted for under the provisions of APB 25. No compensation expense was recorded since at the grant date the exercise price equaled the fair value of ESW's ordinary shares. Following the transfer of assets and liabilities of the systems and projects activities from ESW to ETI in 2000, this option provides, upon exercise, an equal number of shares of common stock of ESW and ETI, for no additional consideration.

          b. In March 2001, the Shareholders of the Company approved the grant of options to its Chairman of the Board to acquire up to 1.5% of any investments made by the Company after January 1, 2001 and an option to acquire up to 0.75% of any investments in private companies held by Elron prior to January 1, 2001 on the same terms and prices paid by Elron. These investments of Elron may be direct or indirect (through DEP). The option shall be exercisable for a period of three years from the later of January 1, 2000 or the date of Elron's last investment in each of the private companies. The options granted are recorded at their fair value.

          c. During 2001, the Board of directors approved the grant of options to certain officers of the Company to acquire between 1% to 2% of Elron's investments in certain private companies. The options are exercisable at the weighted average price of investments of Elron. The options vest ratably over a three year period and are exercisable for an additional three years. The options granted were recorded at fair value.

          d. In 1999, RDC granted two former senior employees with call options to purchase up to 5% of the investments held by RDC at that date at an exercise price as determined in the call option agreement. During 2002, a former senior employee of RDC exercised a call option with respect to 172,800 shares of Given at an exercise price of $ 0.17 per share.

          e. In 2000, RDC granted a senior employee call options to purchase 0.75% of any investments made by RDC after July 2000. The option shall be exercisable for a period of four years.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 14:- OTHER PAYABLES AND ACCRUED EXPENSES (Cont.)

          (2)  EMPLOYEE CALL OPTIONS (Cont.)

          f. The fair value of each option granted (as described in paragraphs b - e above) is estimated using the Black and Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 2003, 2002 and 2001, respectively:
               (1) expected life of the option of 3.89, 4.97 and 6.97, respectively; (2) dividend yield of 0% for all periods; (3) expected volatility of the options of 0% to 65%, 0% to 92% and 0% to 55%, respectively; (4) risk-free interest rate of 1%, 1.5% and 2.45% , respectively.

          In respect of the aforementioned call options, compensation expense (income) amounted to $957, ($780) and $ 352 for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 15:- LONG-TERM LOANS FROM BANKS AND OTHERS

          a.   COMPOSITION

                                                     December 31
                                                 -------------------
                                                   2003       2002
                                                 --------   --------
               Long-term loans from banks (1)    $ 59,079   $ 61,020
               Long-term loans from others (2)      2,163      6,006
               Less-current maturities (1)        (44,021)   (17,637)
                                                 --------   --------

                                                 $ 17,221   $ 49,389
                                                 ========   ========

               (1) Mainly bank loans of ESW and ETI in U.S. dollars, bearing an annual interest rate of Libor plus a weighted average of 1.23% (in 2002 - Libor plus a weighted average of 0.85%) (the Libor rate as of December 31, 2003 and 2002 was 1.16% and 1.4%, respectively).

                    As of December 31, 2003, the balance includes also a loan of Mediagate in the amount of approximately $2,600 bearing an annual interest rate of the Wholesale Interest Rate plus 1% which is determined by the bank (the Wholesale Interest Rate as of December 31, 2003 was approximately 2.2%). The loan will be repaid from future royalties to be received by Mediagate from Telrad (see Note 3(e)).

               (2) As of December 31, 2003 and 2002 an amount of $2,163 and $6,006, respectively, represents loans from Galram to RDC which are denominated in New Israeli Shekel ("NIS") and of which an amount of $2,163 and $3,267, respectively, does not bear interest or linkage. The amount of $2,163 is included in current maturities of long term loans. As of December 31, 2002, an amount of $2,739 is linked to the Israeli Consumer Price Index ("CPI").

          b. The maturities of long-term loans for years subsequent to the balance sheet date are as follows:

               First year (current maturities)   $44,021
               Second year                        14,642
               Third year                             13
               No specified maturity date (*)      2,566
                                                 -------

                                                 $61,242
                                                 =======

               (*) With respect to Mediagate's loan.

          c.   Collateral - see note 17.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 16:- INCOME TAXES

          a. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

               Results for tax purposes are measured and reflected in real terms in accordance with the change in the Israeli CPI. As explained in note 2B the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

          b. Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

               Certain subsidiaries in Israel are classified as an "industrial companies", as defined by the law for the Encouragement of Industry (Taxes), 1969, and as such, are entitled to certain tax benefits, mainly accelerated depreciation and the right to claim public issuance expenses and amortization of costs relating to intangible assets and patents as deductible expenses for tax purposes.

          c.   Taxes on income (tax benefit) are comprised as follows:

                                                            Year ended December 31,
                                                         ---------------------------
                                                           2003      2002      2001
                                                         -------   -------   -------
               Current taxes                             $   423   $    99   $   396
               Taxes in respect of prior years               182       119      (812)
               Deferred income taxes tax (benefit)         6,229    (3,080)   (2,570)
                                                         -------   -------   -------

                                                         $ 6,834   $(2,862)  $(2,984)
                                                         =======   =======   =======

               Domestic                                  $ 6,834   $(2,862)  $(2,984)
                                                         =======   =======   =======

               Foreign                                   $    --   $    --   $    --
                                                         =======   =======   =======

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 16:- INCOME TAXES (Cont.)

          d.   Deferred income taxes:

               Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                        Deferred Tax Asset    Deferred Tax Liability
                                                      ---------------------   ----------------------
                                                      Non current   Current    Current   Non current     Total
                                                      -----------   -------    -------   -----------   ---------
               As of December 31, 2003
               Deferred tax assets:
               Provision for doubtful accounts,
                  vacation and others                  $      --    $   309      $--       $     --    $     309
               Accrued severance pay, net                    216         --       --             --          216
               Trading marketable securities                  --         19       --             --           19
               Investments in affiliated and other
                  companies, net                          82,607         --       --             --       82,607
               Property and equipment and other
                  assets                                   5,218         --       --         (1,509)       3,709
               Tax losses carryforward                    63,949         --       --          5,721       69,670
               Other                                          --        729       --             --          729
                                                       ---------    -------      ---       --------    ---------

                                                       $ 151,990    $ 1,057      $--       $  4,212    $ 157,259
                                                       ---------    -------      ---       --------    ---------
               Deferred tax liabilities:
               Available-for-sale marketable
                  securities                              (1,450)        --       --        (44,896)     (46,346)
                                                       ---------    -------      ---       --------    ---------
                                                         150,540      1,057       --        (40,684)     110,913

               Valuation allowance (1)                  (148,669)    (1,057)      --             --     (149,726)
                                                       ---------    -------      ---       --------    ---------

                                                       $   1,871    $    --      $--       $(40,684)   $ (38,813)
                                                       =========    =======      ===       ========    =========
               As of December 31, 2002
               Deferred tax assets:
                  Provision for doubtful accounts,
                     vacation and others                      --        469       --             --          469
                  Accrued severance pay, net                 229         --       --             --          229
                  Trading securities                          --         23       --             --           23
                  Investments in affiliated
                     companies and other companies,
                     net                                  61,410         --       --             --       61,410
                  Property and equipment and other
                     assets                                5,863                  --         (3,245)       2,618
                  Tax losses carryforward                 65,911         --       --          7,855       73,766
                  Other                                       --        512       --             --          512
                                                       ---------    -------      ---       --------    ---------

                                                       $ 133,413    $ 1,004      $--       $  4,610    $ 139,027
                                                       ---------    -------      ---       --------    ---------
               Deferred tax liabilities:
                  Available for sale marketable
                     securities                               --        194       --        (28,260)     (28,066)
                                                       ---------    -------      ---       --------    ---------

                                                         133,413      1,198       --        (23,650)     110,961
               Valuation allowance                      (130,423)    (1,198)      --             --     (131,621)
                                                       ---------    -------      ---       --------    ---------

                                                       $   2,990    $    --      $--       $(23,650)   $ (20,660)
                                                       =========    =======      ===       ========    =========

          *    Restated - see Note 7 (d)(7).

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 16:- INCOME TAXES (Cont.)

               (1) As of December 31, 2003, valuation allowance for deferred tax assets, for which their reversal will be allocated to reduce goodwill or other non-current intangible assets, amounts to approximately $18,300.

                    Regarding the deferred taxes in respect of losses in Elbit and DEP incurred prior to the acquisition date - see Note 3(a) and 3(b).

          e. A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of income, is as follows:

                                                               Year ended December 31,
                                                          --------------------------------
                                                            2003        2002        2001
                                                          --------   ---------   ---------
          Income (loss) before taxes as reported in the
             consolidated statements of operations        $(10,771)  $*(35,941)  $*(45,392)
                                                          ========   =========   =========

          Statutory tax rate                                    36%         36%         36%
                                                          ========   =========   =========

          Theoretical tax expense (income)                $  3,878   $*(12,939)   *(16,341)
          Equity in losses of affiliated companies           3,131      *8,708     *10,363
          Tax exempt and reduced tax rate                      (36)       (637)         --
          Non-deductible expenses                            1,586      (3,242)     (1,198)
          Differences arising from the basis of
             measurement for tax purposes                    2,233      (3,393)     (3,038)
          Deferred taxes on losses for which valuation
             allowance was provided                          3,124       8,522       8,042
          Reversal of valuation allowance                   (7,264)         --          --
          Taxes in respect of previous years                   182         119        (812)
                                                          --------   ---------   ---------

          Actual tax expenses (benefits)                  $  6,834   $  (2,862)  $  (2,984)
                                                          ========   =========   =========

          Effective tax rate                                  63.4%       (7.9)%      (6.6)%
                                                          ========   =========   =========

          *    Restated - see Note 7 (d)(7)

          f. As of December 31, 2003 the Company's subsidiaries in the U.S. have estimated aggregate available carryforward tax losses of approximately $80,000 to offset against future taxable profits, which expire between 2004 and 2022. A valuation allowance for the entire balance was recorded due to the uncertainty of the tax asset's future realization.

               As of December 31, 2003 the Company and its Israeli subsidiaries had tax loss carryforwards of approximately $77,000. Carryforward tax losses in Israel may be carryforward indefinitely and may be set against future taxable income.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 16:- INCOME TAXES (Cont.)

          g.   Loss before taxes on income is comprised as follows:

                               Year ended December 31,
                          -------------------------------
                            2003       2002        2001
                          -------   ---------   ---------
               Domestic   $20,671   $*(11,211)  $*(30,088)
               Foreign     (9,900)    (24,730)    (15,306)
                          -------   ---------   ---------

                          $10,771   $ (35,941)  $ (45,394)
                          =======   =========   =========

          *    Restated - see Note 7 (d)(7).

NOTE 17:- CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS

          a. The Company and its subsidiaries have operating lease agreements in respect of their premises for periods ending through 2007. Rent expense amounted to approximately $558, $1,675 and $2,416 for the years ended December 31, 2003, 2002 and 2001, respectively. The future minimum rental payments under these agreements in the years following the balance sheet date are as follows:

               First year    $482
               Second year    314
               Third year     115
               Fourth year     28
                             ----
                             $939
                             ====

          b. Certain of the Company's subsidiaries are required to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade and other institutions at the rate of 3%-5% of revenues derived from research and development projects in which the Government of Israel or the other institutions participated in financing up to an amount equal to 100% of the amount received by each company and in certain cases plus interest of Libor. As of December 31, 2003, the aggregate contingent obligation royalty amounted to approximately $1,600.

          c. Elron provided guarantees to banks of up to approximately $76,100 to secure bank loans made available to ETI and ESW, of which approximately $67,500 have been utilized as of December 31, 2003 as bank loans and $300 as customer guarantees. Of the $76,100 guaranteed, approximately $33,500 is to be collateralized by Elron's pledge of its investments in debentures, marketable securities and deposits. As of December 31, 2003, approximately $27,200 has been pledged.

               Elron also provided letters of comfort in connection with credit lines granted to ETI by certain banks, pursuant to which Elron undertook not to dilute its holdings in ETI below a certain percentage. The Company also agreed to subordinate any amounts owed to it by ETI, other than interest on outstanding loans and payments in the ordinary course of business.

          d. As of December 31, 2003 all shares of Partner held by Elbit are pledged to the banks providing financing to Partner, pro rata to the other original shareholders of Partner.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 17 - CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS (Cont.)

          e. The Company has provided letters of comfort in connection with credit lines granted to Netvision by banks. The aggregate amount borrowed under the credit lines at December 31, 2003, amounted to approximately $21,300. The comfort letters were jointly provided with the other major shareholder of Netvision, pursuant to which the Company and the other shareholder undertook not to dilute their holdings in Netvision below a certain percentage.

          f. Mediagate's bank loan in the amount of approximately $ 2,600 has been secured by a first ranking pledge over the future royalties to be received from Telrad (See Note 3(e)).

          g.   Legal proceedings:

          1. During September 1999, the Company received copies of two claims and a request to approve such claims as a class action on behalf of public shareholders of Elscint (formerly an affiliated company) against the Company and others. The allegation raised by the claimants related to the decision regarding the sale of Elscint's substantial assets. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described in paragraph 2 below. The arrangement provides that if the appeal as described in paragraph 2 below is accepted, then the proceedings to recognize the lawsuit as a class action will proceed. Otherwise, the application to recognize the claim as a class action suit will be dismissed.

          2. On November 2, 1999, the Company received a copy of a claim, and a request to approve such a claim, as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999. The allegations raised against the Company and certain of its officers including former officers, among others, relate to the period prior to the sale of the Company's holdings in Elbit Medical Imaging ("EMI") (the parent company of Elscint and formerly an affiliated company). The claimants seek a court order pursuant to which EMI would be compelled to execute the alleged buy-out of Elscint's share at $14 per share or other remedies. On August 17, 2000, the Haifa District court dismissed the application to recognize the claim as a class action. Some of the claimants applied for and have been granted permission to appeal to the Supreme Court in Israel, which appeal is currently pending. In addition, in February 2001, the claimants submitted a new claim similar to the previous one but not as a class action.

               The Company denies all the allegations set forth in the above claims, and based on legal advice received, management is of the opinion that the Company has good defense arguments which, if accepted, will cause dismissal of the above allegations.

          3. In July 2003, ESW terminated the lease of its premises in the U.S. due to defects in the premises and the lessor's failure to repair the defects. The lessor rejected the termination of the lease and is seeking to enforce the lease and to claim all amounts due under the lease from ESW and Elron, as guarantor of the lease. The balance of the rental under the lease amounts to approximately $2,000. ESW is counterclaiming damages caused by the lessor. The Company's management is of the opinion that ESW has good defense arguments which, if accepted, will cause dismissal of the above allegations and accordingly, the above claim will not have a significant effect on the Company's results of operations.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 18:- SHAREHOLDERS' EQUITY

          a.   Share capital

               1. An ordinary share confers upon its holder voting rights, the right to receive dividends and the right to share in excess assets upon liquidation of the Company.

               2. On May 15, 2002 under the merger with Elbit, the Company issued 5,617,601 ordinary shares. See Note 3a.

               3. On May 6, 2002, under the acquisition of DEP shares, the Company issued 2,261,843 ordinary shares. See Note 3b.

          b.   Options to employees

               1.   Options to Elron's Employees

                    The Company has various stock option plans under which the Company may grant options to purchase the Company's shares to officers, directors and employees of the Company. Such options have been granted mainly with exercise prices below market price at the date of the grant. Generally, the options vest over a four-year period from the date of grant in four equal annual portions. The options expire after 5 to 9 years from the date of grant.

                    In May 2003, the Board of Directors of the Company approved a option plan (the "2003 Option Plan") providing for the grant of 500,000 options to purchase 500,000 ordinary shares of the Company to eligible employees, directors and officers of the Company or of any subsidiaries of the Company.

                    As of December 31, 2003, 272,000 options were granted at an exercise price of $8 per share which price is to be adjusted in the event the Company distributes a dividend. The options vest over a period of four years in four equal annual portions and expire after 5 years from date of grant.

                                                 2003                   2002                    2001
                                        ---------------------   ---------------------   ---------------------
                                                     Weighted                Weighted                Weighted
                                                     average                 average                 average
                                        Number of    exercise   Number of    exercise   Number of    exercise
                                         options      price      options      price      options      price
                                        ---------   ---------   ---------   ---------   ---------   ---------
               Outstanding-beginning
                  of the year            557,880      $13.92     404,974      $14.84     119,634      $19.90
               Granted                   291,333        8.03    *309,244       10.50     326,590       13.18
               Exercised                 (25,875)       6.84     (87,863)       6.88     (25,000)      12.21
               Forfeited                 (31,561)      13.10     (68,475)      12.91     (16,250)      22.89
                                         -------      ------    --------      ------     -------      ------

               Outstanding - end of
                  the year               791,777      $12.01     557,880      $13.92     404,974      $14.84
                                         =======      ======    ========      ======     =======      ======

               Options exercisable at
                  the end of the year    313,320      $15.66     207,681      $14.59      28,875      $17.14
                                         =======      ======    ========      ======     =======      ======

               * Includes 240,525 options granted to Elbit's employees as a result of the merger (See Note 3a) of which 54,675 were unvested.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 18:- SHAREHOLDERS' EQUITY (Cont.)

          b.   Options to employees (Cont.)

               1.   Options to Elron's Employees (Cont.)

                    The weighted average fair values and weighted average exercise prices of options granted during the years ended December 31, 2003, 2002 and 2001 were:

                                      For options with an exercise price on the grant date that:
                                      ----------------------------------------------------------
                                           Exceeds market price         Less than market price
                                         -----------------------       -----------------------
                                         Year ended December 31,       Year ended December 31,
                                         -----------------------       -----------------------
                                          2003    2002     2001         2003    2002    2001
                                         -----   ------   ------       -----   -----   ------
               Weighted average
                  exercise prices        $8.44   $14.86   $19.05       $8.00   $9.29   $12.81
               Weighted average
                  fair values on
                  grant date             $1.30   $ 0.91   $ 3.98       $2.95   $4.01   $ 6.52

               2. The following table summarizes information regarding outstanding and exercisable options as of December 31, 2003:

                                 Options outstanding                        Options exercisable
               --------------------------------------------------------   ------------------------
                                   Number      Weighted-                     Number
                                outstanding      average      Weighted-   outstanding    Weighted-
                                    at         remaining       average        at          average
                                December 31,   contractual     exercise   December 31,    exercise
               Exercise price      2003        life (years)     price        2003           price
               --------------   ------------   ------------   ---------   ------------   ---------
               $ 6.911-8.34        354,166         4.25         $ 7.98       21,000        $ 7.19
               $10.38-11.69        190,500         3.92         $10.68       97,500        $10.69
               $12.51-13.39         72,945         1.93         $13.02       49,904        $13.00
               $18.09-19.05        102,396         3.19         $18.59       81,396        $18.52
               $21.38               38,770         1.59         $21.38       38,770        $21.38
               $29.38               33,000         3.83         $29.38       24,750        $29.38
                                   -------                                  -------
                                   791,777                                  313,320
                                   =======                                  =======

               3. In December 1999, the Company's Shareholders approved a plan whereby the Chairman of the Board and the then Chief Executive Officer of the Company were granted options to purchase up to 58,154 ordinary shares of the Company (the "1999 grant"). The options were granted ratably over a period of 3 years commencing February 2000 and are exercisable for a period of three years, commencing two years after the date of the grant. The exercise price of the options granted in February 2000, 2001 and 2002 was $ 21.38, $ 21.38 and $ 13.01, respectively.

                    In March 2001, the Company's Shareholders approved a plan whereby the Chairman of the Board and the then Chief Executive Officer of the Company were granted options to purchase up to 58,000 ordinary shares of the Company (the "2001 grant"). The options were granted ratably over a period of 3 years commencing June 2001 and are exercisable for a period of three years,

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 18 - SHAREHOLDERS' EQUITY (Cont.)

          b.   Options to employees (Cont.)

                    commencing two years after the date of the grant. The exercise price of the options granted in June 2001, 2002 and 2003 was $ 19.05 $ 8.34 and $ 8.437, respectively.

                    As of grant date, the weighted average fair value of the 1999 grant and the 2001 grant was $ 7.67 and $ 3.29 per share, respectively. The fair value was calculated using the Black & Scholes option-pricing model. (See Note 2s for the assumptions used in the calculation).

                    Upon exercise of the options, the option holder will be granted a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date, in consideration for their par value only. These plans are considered to be variable plans as defined in APB 25 (except for the third portion of the 2001 grant which is accounted for under SFAS No. 123, See Note2(s)). Compensation expense is calculated based on the quoted market price of the Company's stock at the end of each reporting period and is amortized over the remaining vesting period of the options.

          4. Compensation expense (income) recorded during 2003 amounted to $ 386 (2002 - $ 222, 2001 - $ (6)).

          5. The balance of deferred compensation as of December 31, 2003 amounted to $1,032.

NOTE 19:- LOSS PER SHARE

          Loss per share is computed as follows:

                                                   Year Ended December 31
               --------------------------------------------------------------------------------------------------
                             2003                            2002                              2001
               -----------------------------   -------------------------------   --------------------------------
                         Number                              Number                            Number
                         of shares      Per                 of shares     Per                 of shares     Per
                           (in         share                  (in        share                 (in         share
                 Loss    thousands)   amount      Loss     thousands)   amount      Loss     thousands)    amount
               -------   ----------   ------   ---------   ----------   ------   ---------   ----------   -------
Basic          $(7,205)    29,194     $(0.25)  *$(41,579)    26,272     $(1.58)  *$(52,359)    21,191     *$(2.47)
               =======                         =========                         =========
Effect of
   options of
   investees      (200)                             (209)        --                   (246)                    --

 Diluted        (7,405)    29,194     $(0.25)   *(41,788)    26,272     $(1.58)   *(52,605)    21,191     *$(2.48)
               =======     ======     ======   =========     ======     ======   =========     ======     =======

*Restated - see Note 7 (d)(7).

Options issued by Elron as described in Note 17 were not included in the computation of diluted loss per share because their effect is anti-dilutive.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 20:- EQUITY IN EARNINGS (LOSSES) OF AFFILIATED COMPANIES

                             Year ended December 31,
                        --------------------------------
                          2003        2002       2001
                        --------   ---------   ---------
Affiliated companies:
   Elbit(1)             $     --   $  (8,658)  $ (13,138)
   ESL                     9,110       9,469       9,064
   Given                  (3,184)     (4,376)     (1,575)
   Others(2)             (14,624)   *(20,624)   *(23,138)
                        --------    --------   ---------
                        $ (8,698)  $*(24,189)  $*(28,787)
                        ========    ========   =========

(1)  Through the merger date, see Note 3a.

(2) Including equity in net losses of DEP, Galil and Mediagate through their respective acquisition date, see Note 3b, 3c and 3e.

* Restated - see Note 7 (d)(7)

NOTE 21:- GAIN FROM DISPOSAL OF BUSINESSES AND AFFILIATED COMPANIES AND CHANGES IN HOLDINGS IN AFFILIATED COMPANIES, NET

                                                  Year ended December 31,
                                                 -------------------------
                                                   2003     2002     2001
                                                 -------   ---------------
ESL                                              $   (35)  $1,603   $2,985
Given                                              4,548    5,251       --
Galil Medical's urology business (See Note 3c)    21,241       --       --
Others                                                --       34      194
                                                 -------   ------   ------

                                                 $25,754   $6,888   $3,179
                                                 =======   ======   ======

NOTE 22:- OTHER INCOME (EXPENSES), NET

                                                        Year ended December 31,
                                                     ----------------------------
                                                       2003       2002      2001
                                                     --------   -------   -------
Gain (loss) from sale and increase (decrease) in
   market value of: (see a and b below)
      Partner shares (see Note 8(3))                 $11,071    $    --   $    --
      24/7 shares (see Note 5 (2))                     2,019         --        --
      Zix shares (see Note 5(1))                       4,815         --        --
      ArelNet shares                                      --        (27)       --
      Netmanage shares                                    --        632        56
      Broadbase shares (1)                                --         --    (3,952)
      Kana shares (1)                                      4        (34)     (691)
      Zoran shares and options                            --         --       954
      Other companies, net                                19        101       (32)
Other than temporary decline in investments (see c
   below)                                             (3,716)    (1,576)     (966)
Equity in losses of partnerships                        (547)      (303)      (25)
Other income                                           1,000        464      (232)
                                                     -------    -------   -------

                                                     $14,665    $  (743)  $(4,888)
                                                     =======    =======   =======

(1)  Realized and unrealized gains and losses on trading securities.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 22:- OTHER INCOME (EXPENSES), NET (Cont.)

          a. Realized gains from sale of available-for-sale securities amounted to approximately $18,000, $700 and $1,000 in the years ended December 31, 2003, 2002 and 2001, respectively. The proceeds from such sales amounted to approximately $43,600, $900 and $10,700 for the years ended December 31, 2003, 2002 and 2001, respectively.

          b. Including unrealized losses from trading securities held as of the end of the year in the amount of $4, $54 and $11 for the years ended December 31, 2003, 2002 and 2001 respectively.

          c. Including other than temporary decline in value of available-for-sale securities in the amount of approximately $0, $600 and $1,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

               Regarding other than temporary decline in value of other investments see Note 8 (3).

NOTE 23:- FINANCING INCOME (EXPENSES), NET

                                                              Year ended December 31,
                                                             ------------------------
                                                              2003     2002     2001
                                                             ------   ------   ------
Income:
Interest on cash equivalents, bank deposits and debentures   $1,229   $2,314   $4,670
Foreign currency gains                                          615    1,257      796
                                                             ------   ------   ------

                                                              1,844    3,571    5,466
                                                             ------   ------   ------
Expenses:
Interest on short-term credit and long-term loans             1,974    3,208    3,672
Foreign currency losses                                         623      444       86
                                                             ------   ------   ------

                                                              2,597    3,652    3,758
                                                             ------   ------   ------

                                                             $ (753)  $  (81)  $1,708
                                                             ======   ======   ======

NOTE 24: - RESTRUCTURING COSTS

          In response to the economic conditions, and in particular, the slowdown in IT spending, ETI underwent restructuring programs in 2001 and 2002 in order to focus its operations on core areas of its business, to reduce expenses and improve efficiency. These restructuring programs mainly included workforce reductions and consolidation of excess facilities. Restructuring charges were recorded in accordance with SFAS No. 144, EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs in a Restructuring)" and SAB No. 100, "Restructuring and Impairment Charges".

          Employee termination costs in 2002 and 2001 amounted to $ 934 and $ 739, respectively, relating to the termination of 77 and 65 employees, respectively. These termination expenses were fully paid as of December 31, 2003. Facilities related expenses in 2002 and 2001 amounted to $660 and $890, respectively, which included termination costs of a facility lease contract and write-offs of leasehold improvements.

          As part of the restructuring program, ETI sold in the third quarter of 2001 and at the beginning

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 24: - RESTRUCTURING COSTS (Cont.)

          of 2002 certain activities in its E-business field to Forsoft Multimedia Solutions Ltd. and in the defense system fields to Elbit Systems Ltd. ("ESL") in consideration for $ 3,400 and $ 5,700, respectively, resulting in immaterial losses.

          In 2003, 2002 and 2001 ESW underwent several restructuring programs, the results of which have been classified as discontinued operations. See Note 3(d).

          Components of the restructuring charge for the years ended December 31, 2003 and 2002, amounts paid during the periods and remaining accrued liability as of December 31, 2003 and 2002, are as follows:

                                                                           Facilities
                                                                          termination
                                                                            charges,
                                                 Employee                    future
                                               termination    Write-off      rental
                                                   and           of        losses and
                                                severance    long-lived    other exit
                                                  costs        assets        costs       Total
                                               -----------   ----------   -----------   -------
          Accrued restructuring liability at
             December 31, 2001                    $  --         $  --        $ 774      $   774
          Restructuring charges                     934           772          612       *2,318
          Payments and write-offs                  (916)         (772)        (862)      (2,550)
                                                  -----         -----        -----      -------
          Accrued restructuring liability at
             December 31, 2002                       18            --          524          542
          Restructuring charges                     294            97           46         *437
          Payments and write-offs                  (290)          (97)        (401)        (788)
                                                  -----         -----        -----      -------
          Accrued restructuring liability at
             December 31, 2003                    $  22         $  --        $ 169      $   191
                                                  =====         =====        =====      =======

          * An amount of $437 and $571 for the years ended December 31, 2003 and 2002, respectively, relates to ESW, for which the results of operation are included in discontinued operations.

NOTE 25:- DISCONTINUED OPERATIONS

          During 2003 and 2002, the Company disposed of certain subsidiaries and businesses, which met the definition of a component under SFAS No.
          144. Accordingly, the results of operations of these subsidiaries and businesses and the gain resulting from the disposals have been classified as discontinued operations in the statement of operations. Comparative data for the businesses and subsidiaries sold have been reclassified accordingly.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 25:- DISCONTINUED OPERATIONS (Cont.)

          The following is the composition of discontinued operations:

                                                    Year ended December 31,
                                                 -----------------------------
                                                   2003      2002       2001
                                                 -------   --------   --------
          Loss from operations of discontinued
             components
          ESW (see Note 3d) *                    $(4,825)  $ (8,567)   (10,390)
          Vflash (see Note 3f) *                     453     (1,852)        --
          Other**                                     --     (2,895)        --
                                                 -------   --------   --------
                                                  (4,372)   (13,314)   (10,390)
                                                 -------   --------   --------
          Gain on disposal
          ESW (see Note 3d)                        4,137         --         --
          Vflash (see Note 3f)                        --      1,991         --
          Other                                       --         --         --
                                                 -------   --------   --------
                                                   4,137      1,991         --
                                                 -------   --------   --------

                                                 $  (235)  $(11,323)  $(10,390)
                                                 =======   ========   ========

          * Pre-tax Income (loss) of Vflash      $   453   $ (2,405)  $     --
                                                 =======   ========   ========
          *Pre-tax loss of ESW                   $(4,829)  $ (8,560)  $(10,352)
                                                 =======   ========   ========

          ** Includes the results of operations of Textology which was sold in consideration for loans, the balance of which was written-down in 2003 (see Note 8(3)).

          Revenues relating to discontinued operations for the years ended December 31, 2003, 2002 and 2001 were as follows:

                                                  Year ended December 31,
                                                 ------------------------
                                                  2003     2002     2001
                                                 ------   ------   ------
          ESW                                    $4,740   $8,290   $9,077
          V-flash                                    --      103       --
          Other                                      --      457       --
                                                 ------   ------   ------
                                                 $4,740   $8,850   $9,077
                                                 ======   ======   ======

          As of December 31, 2003 the consolidated financial statements do not include any material assets or liabilities of the components disposed of.

NOTE 26:- RELATED PARTY TRANSACTIONS

          a.   Balances with related parties:

                                                 December 31
                                               ---------------
                                                2003     2002
                                               ------   ------
          Trade receivables:
          Affiliated companies                 $1,750   $   --
          Other companies                         377    1,308
                                               ------   ------
                                                2,127    1,308
                                               ------   ------
          Other receivables:
          Affiliated companies (see note 3c)    1,034      204
          Other companies                          62      497
                                               ------   ------
                                                1,096      701
                                               ------   ------
          Long-term receivables:
          Other companies                         461      453
                                               ------   ------
                                                  461      453
                                               ------   ------
                                               $3,684   $2,462
                                               ======   ======

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 26:- RELATED PARTY TRANSACTIONS (Cont.)

          b.   Income and expenses from affiliated and other companies:

                                                           Year ended December 31,
                                                          ------------------------
                                                           2003     2002     2001
                                                          ------   ------   ------
               Income:
               Revenues                                   $4,155   $2,487   $3,284
               Interest and commission for guarantees        110       75      126
               Participation in Directors' remuneration       35       13       28
               Participation in expenses                      76      308      724

               Costs and Expenses:
               Participation in expenses                     191      256       --
               Directors' remuneration                        33       39       41
               Cost of revenue                                --       --      728

          c.   Option to the Chairman of the Board - see Note 18.

          d.   Sale of certain activities of ETI to ESL - see Note 24.

NOTE 27:- ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

                                                                                      Minimum       Unrealized
                                                                                      pension        loss on
                                                                       Foreign     liability in    derivatives
                                                        Unrealized     currency         an             in
                                                         gains on    translation    affiliated    an affiliated
                                                        securities   adjustments      company        company        Total
                                                        ----------   -----------   ------------   -------------   --------
Balance as of January 1, 2002                            $ 42,564       $(333)         $  --          $  --       $ 42,231

Unrealized losses on available for sale securities
   (net of tax effect of $11,773)                         (33,035)         --             --             --        (33,035)
Reclassification adjustment for realized gain
   included in net loss (net of tax effect of $726)        (1,434)         --             --             --         (1,434)
Reclassification adjustment for other than temporary
   decline in value included in net loss (net of tax
   effect of $205)                                            364          --             --             --            364
Minimum pension liability in an affiliated company             --          --           (597)            --           (597)
                                                         --------       -----          -----          -----       --------

Balance as of December 31, 2002                          $  8,459       $(333)         $(597)         $  --       $  7,529

Unrealized gains on available for sale securities
   (net of tax effect of $31,605)                          55,960          --             --             --         55,960
Reclassification adjustment for realized gain
   included in net loss (net of tax effect of $6,933)     (11,113)         --             --             --        (11,113)
Unrealized loss on derivatives in an affiliated
   company                                                     --          --             --           (108)          (108)
Foreign currency translation adjustment                        --        (304)            --             --           (304)
Minimum pension liability in an affiliated company             --          --           (172)            --           (172)
                                                         --------       -----          -----          -----       --------
Balance as of December 31, 2003                          $ 53,306       $(637)         $(769)         $(108)      $ 51,792
                                                         ========       =====          =====          =====       ========

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 28:- BUSINESS SEGMENTS

          a. As of December 31, 2003, the Company operates in two business segments: (1) the System and Projects segment through its subsidiary ETI and (2) "Other Holdings and Corporate Operations" in which the Company is directly engaged and includes corporate headquarters and reflects the investments in companies engaged in various fields of advanced technology.

               The operations of the System and Projects segment include development and supply of software solutions for the management of large and complex communication and internet networks.

               The Other Holdings and Corporate Operations segment includes holdings in various companies that operate in the communications, software, defense industry, medical devices, semiconductors, advanced materials and other fields and the corporate operations.

               Prior to September 2, 2003, the Company operated indirectly through ESW in a third business segment - Internet Products - which has been sold and therefore reclassified as discontinued operations. (see Note 3d).

          b.   Segment information is as follows:

                                                                     Other
                                                                   holdings
                                                                      and
                                          Internet   System and    corporate
                                          products    projects    operations   Adjustments     Total
                                          --------   ----------   ----------   -----------   --------
          2003
          Net revenues                     $  --      $ 7,390     $  9,157      $     --     $ 16,547
          Other income, net                   --           27       14,638            --       14,665
          Equity in losses of
             affiliated companies             --           --       (8,698)           --       (8,698)
          Gain from disposals of
             businesses and affiliated
             companies and changes in
             holdings in affiliated
             companies, net                   --           --       25,754            --       25,754
          Financial income (expenses),
             net                              --       (1,504)         751            --         (753)
          Tax benefit (taxes on income)       --          (37)      (6,797)           --       (6,834)
          Net loss                          (689)      (2,074)      (4,442)           --       (7,205)
          Depreciation and amortization       --          254        1,336            --        1,590
          Capital expenditures                39           53       14,138            --       14,230
          Total assets as of
             December 31, 2003                75       15,177      450,222       (14,770)     450,704
          Goodwill as of December 31,
             2003                             --        5,591        6,428            --       12,019


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


                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 28:- BUSINESS SEGMENTS (Cont.)

                                                           Other
                                                         holdings
                                                            and
                                Internet   System and    corporate
                                products    projects    operations   Adjustments     Total
                                --------   ----------   ----------   -----------   ---------
2002
Net revenues                    $     --    $ 10,069    $   5,110     $     --     $  15,179
Other expenses, net                   --           4         (747)          --          (743)
Equity in losses of
   affiliated companies               --          --     *(24,189)          --      *(24,189)
Gain from disposal of
   businesses and affiliated
   companies and changes in
   holdings in affiliated
   companies, net                     --          --        6,888           --         6,888
Financial income (expenses),
   net                                --      (1,562)       1,481           --           (81)
Tax benefit (taxes on income)         --         (99)       2,961           --         2,862
Net loss                          (8,567)     (5,912)    *(27,100)          --      *(41,579)
Depreciation and amortization         --       1,473        1,421           --         2,894
Capital expenditures                 247         158       33,698           --        34,103
Total assets as of
   December 31, 2002               6,057      17,601     *383,268      (12,673)     *394,253
Goodwill as of December 31,
   2002                            1,085       5,591       14,862           --        21,538

2001
Net revenues                    $     --    $  23,782   $      --     $     --     $  23,782
Other expenses, net                   --        (221)     *(4,667)          --       *(4,888)
Equity in losses of
   affiliated companies               --          --      (28,787)          --       (28,787)
Gain from disposal of
   businesses and affiliated
   companies and changes in
   holdings in affiliated
   companies, net                     --          --        3,179           --         3,179
Financial income (expenses),
   net                                --      (2,832)       4,540           --         1,708
Taxes on income                       --        (798)       3,783           --         2,985
Net loss                         (10,390)    (15,302)    *(26,667)          --      *(52,359)
Depreciation and amortization         --      (3,985)        (226)          --        (4,211)

*    Restated - See Note 7(d)(7).


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


                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 28:- BUSINESS SEGMENTS (Cont.)

          c.   Revenues according to geographical destination are as follows:

                                         2003      2002      2001
                                       -------   -------   -------
               Israel                  $ 6,589   $ 9,101   $21,736
               Overseas (mainly USA)     9,958     6,078     2,046
                                       -------   -------   -------
                                       $16,547   $15,179   $23,782
                                       =======   =======   =======

          d.   Revenues from major customers were as follows:

                                                     2003   2002   2001
                                                     ----   ----   ----
               In the Systems and Project segment:
               Customer A                             14%    21%    19%
               Customer B                              4%    16%    --
               Customer C                              9%    10%    --
               Customer D                             --     --     12%
               Customer E                             --     --     11%
               In the Other Holdings and Corporate
                  Operations segment:
               Oncura (See Note 26)                   21%    --     --

          e.   The majority of the long-lived assets are located in Israel.

NOTE 29:- RECONCILIATION TO ISRAELI GAAP

          The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the U.S. Had the consolidated financial statements been prepared in accordance with accounting principles generally accepted in Israel ("Israeli GAAP"), the effects on the financial statements would have been as follows:

          a.   Effect on the statement of operations:

                                                          As                       As per
                                                       reported   Adjustments   Israeli GAAP
                                                       --------   -----------   ------------
               For the year ended December 31, 2003:

               Net loss                                $ (7,205)    $18,436       $ 11,231
               Basic net loss per share                   (0.25)       0.63           0.38
               Diluted net loss per share                 (0.25)       0.63           0.38

               For the year ended December 31, 2002:

               Net loss                                *(41,579)      3,211        (38,368)
               Basic net loss per share                  *(1.58)       0.12          (1.46)
               Diluted net loss per share                *(1.58)       0.12          (1.46)

               For the year ended December 31, 2001:

               Net loss                                *(52,359)      5,844        (46,515)
               Basic net loss per share                  *(2.47)       0.27          (2.20)
               Diluted net loss per share                *(2.48)       0.27          (2.21)

               *    Restated - see Note 7 (d)(7)

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 29:- RECONCILIATION TO ISRAELI GAAP (Cont.)

          b.   Effect on the balance sheet:

               As of December 31, 2003:

                                                        As                       As per
                                                     reported   Adjustments   Israeli GAAP
                                                    ---------   -----------   ------------
               Investments in other companies and
                  long term receivables             $ 128,799    $(124,035)     $  4,764

               Investment in affiliated companies     156,819      (40,454)      116,365

               Total assets                           450,704     (176,981)      273,723

               Deferred taxes                          40,684      (44,813)       (4,129)

               Accumulated deficit                    (32,347)      21,562       (10,785)

               Total equity                           296,130     (115,692)      180,438

               As of December 31, 2002:

               Investments in other companies and
                  long term receivables               *89,134      (70,161)       18,973

               Investment in affiliated companies    *132,204      (32,416)       99,788

               Total assets                          *394,253     (121,988)      272,265

               Deferred taxes                          23,650      (28,767)       (5,117)

               Accumulated deficit                   *(25,142)       3,127       (22,015)

               Total equity                          *259,441      (94,526)      164,915

               * Restated - see Note 7 (d)(7)

          c.   Material adjustments:

               The abovementioned adjustments include material differences between U.S. GAAP and Israeli GAAP are as follows:

               1. According to U.S. GAAP, the merger of Elron and Elbit and the DEP share purchase as described in Note 3 are accounted for by the purchase method in Elron's financial statements. According to accepted practice in Israel, the merger between Elron and Elbit and the DEP share purchase, are considered transactions with controlling shareholders and accordingly, the assets and liabilities should be recorded according to their carrying values in the transferring company at the dates of the relevant transactions.

                    In addition, in 2003 and 2002 Elbit recorded tax assets of approximately $7,600 and $6,600, respectively, in respect of carryforward losses and in 2003 RDC reversed its valuation allowance by approximately $1,200. According to U.S. GAAP, when at the acquisition date, a full valuation allowance is recorded to offset deferred tax assets in respect of loss carryforwards and subsequent to that date, the valuation allowance is

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 29:- RECONCILIATION TO ISRAELI GAAP (Cont.)

          c.   Material adjustments (Cont.):

                    reduced by recording a tax benefit in respect of those loss carryforwards, the entire tax benefit should be recorded as an adjustment to goodwill and other intangible assets. According to accepted practice in Israel, only the portion of the tax benefit relating to the interest acquired should be recorded as an adjustment to additional paid-in capital while the portion relating to the interest previously held by the acquirer should be recorded as a tax benefit in net income. The effect on net loss in 2003 and 2002 amounted to a reduction in losses of approximately $3,800 and $2,900, respectively.

               2. As a result of the purchase of DEP and additional investments in Oren, Elron's aggregate interest in certain companies has increased and enabled Elron to exercise significant influence in these companies. In accordance with U.S. GAAP, Elron's direct holdings in these companies, which were accounted for by Elron at cost or as available-for-sale securities, are accounted for retroactively under the equity method of accounting ("step-by-step acquisition") which resulted in a restatement of Elron's financial statements for all prior periods. According to Israeli GAAP, the equity method should be applied only from the first time Elron could exercise significant influence in these companies.

                    As a result, under Israeli GAAP, the excess of the investment over the equity acquired ("excess cost") in Oren in the amount of approximately $8,800 was assigned to intangible assets and will be amortized over a period of five years. Under U.S GAAP no such excess cost exists. The effect on net loss in 2003, 2002 and 2001 amounted to a reduction of losses of approximately $400, $300 and $4,000, respectively.

               3. As described in Note 8(3), Elbit sold in 2003, 6,278,226 shares of Partner. According to accepted practice in Israel, the merger between Elron and Elbit which occurred in May 2002, is considered a transaction with controlling shareholders and accordingly the assets and liabilities of Elbit were recorded according to their carrying values in Elbit at the date of the merger (see 1 above). The carrying value of the Partner shares was approximately $50 and therefore the gain after tax recorded in respect of the above sale of Partner shares based on Israeli GAAP amounts to approximately $18,700, as compared to approximately $7,100 under US GAAP.

               4. As described in Note 7(d)(3), in 2003 and 2002 RDC sold 753,600 and 500,000 shares of Given, respectively. As described above (see 1 above) the investment in Given was recorded according to its carrying values in DEP at the purchase date. As a result, the effect of the sale of Given shares in 2003 and 2002 amounted to an additional gain of approximately $2,000 and $800, respectively.

               5. According to U.S. GAAP the transfer of Galil's business in exchange for an interest in Oncura was recorded at fair value and as a result Elron recognized a gain on the transaction (net of minority interest and income taxes) in the amount of

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 29:- RECONCILIATION TO ISRAELI GAAP (Cont.)

          c.   Material adjustments (Cont.):

                    $4,400 and recorded the investment in Oncura at fair value. According to Israeli GAAP, the aforementioned exchange is accounted for as an exchange of similar productive assets. Accordingly the investment in Oncura was recorded at the carrying value of the assets transferred and no gain was recognized.

               6. According to U.S. GAAP, the gain arising from the initial public offering of Given is accounted for as an equity transaction, as Given was a development stage company at the time. According to Israeli GAAP, this gain is recognized in the statement of operations over three years from the date of the public offering. The effect on net loss in 2003, 2002 and 2001 amounted to an increase in income of approximately $1,900, $3,200 and $1,000, respectively.

               7. Pursuant to SFAS 115, marketable securities which are available-for-sale are presented on the basis of their market value and changes in such value are charged (or credited) to other comprehensive income. According to Israeli GAAP non-current investments in marketable securities are presented at cost, while current investments in marketable securities are presented at fair value, and charged (or credited) to the income statement. The effect on net loss in 2003 and 2002 amounted to an increase (decrease) in income of approximately $3,700 and $(900), respectively.

               8. Effective January 1, 2002 the Company adopted SFAS 142, according to which goodwill and intangible assets with indefinite lives are no longer amortized periodically but are reviewed annually for impairment (or more frequently if impairment indicators arise). According to Israeli GAAP, all intangibles, including goodwill should be amortized.

               9. According to U.S. GAAP the fair value of options granted to employees to acquire shares of affiliated companies held by Elron and RDC is recorded as a liability. According to Israeli GAAP, no liability should be recorded if the exercise of the options would not result in a loss to EL-OP.

               10. According to U.S. GAAP, the merger of ESL and EL-OP which occurred in 2000 is accounted by the purchase method in ESL's financial statements and accordingly a gain from the decrease in holding in ESL was recorded in Elron's financial statements. According to accepted practice in Israel, the merger between ESL and EL-OP, from the perspective of Elron, is considered a non-monetary exchange of similar assets and accordingly was recorded at book value, with no gain recognized. Therefore, the change recorded in the investment in ESL in Elron's books under Israeli GAAP, was based on the book value of the net assets transferred by Elron.

                                   ----------

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                        ANNEX TO THE FINANCIAL STATEMENTS
                          In thousands of U.S. Dollars

Details relating to major investments as of December 31, 2003:

                                                                            Market value of the publicly traded
                                                        Carrying value of            investments as of:
                                            % of         the investment     -----------------------------------
                                          ownership    as of December 31,         December 31,   March 5,
                                         interest(1)        2003 (2)                  2003         2004
                                         -----------   ------------------         ------------   --------
Consolidated Companies:
Elron Telesoft Inc.                           99%           $  9,267                $     --     $     --
Galil Medical Ltd.(3)                         33%              1,807                      --           --

Affiliated Companies (equity):
Elbit Systems Ltd. (Nasdaq: ESLT)             20%             87,681                 143,023      149,588
Given Imaging Ltd. (Nasdaq: GIVN)(3)          17%             20,828                  76,875      130,966
NetVision Ltd.                                46%                526                      --           --
Wavion, Inc.                                  38%              2,842                      --           --
K.I.T elearning B.V.                          45%                 --                      --           --
Chip Express Corporation                      36%              2,743                      --           --
Pulsicom Israel Technologies Ltd.             18%                395                      --           --
3DV Systems Ltd.(3)                           24%                215                      --           --
Advanced Metal Technologies Ltd. (AMT)        28%              3,436                      --           --
Witcom Ltd.(3)                                20%                388                      --           --
CellAct Ltd.                                  45%                327                      --           --
SELA(3)                                       24%                649                      --           --
Ingeneo Ltd.(3)                               17%                400                      --           --
Notal Vision, Inc.                            24%              1,228                      --           --
Oren Semiconductor Inc.                       41%              2,532                      --           --
Oncura(4)                                      8%              9,949                      --           --
Starling(3)                                   24%                (50)                     --           --

Available for sale:
Partner (Nasdaq: PTNR)                         9%            124,315                 124,315      122,888
Zix Corporation (Nasdaq: ZIXI)                 3%              7,159                   7,159       11,239
EVS (Nasdaq: EVSNF.OB)                        26%                963                   2,409        3,574

Partnership:
Gemini Israel Fund L.P.                        5%                198                      --           --
InnoMed Ventures L.P.                         14%              1,938                      --           --

(1)  On the basis of the outstanding share capital.

(2)  Includes loans and convertible notes.

(3) Represents the carrying value and the ownership interest of the investment in Elron's books and Elron's share in the carrying value and ownership interest of the investment in RDC's books.

(4) Represents Elron's share in the carrying value and the ownership interest of the investment in Galil's books.